UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Cover Letter
Independent Auditor's Report
Consolidated Balance Sheet
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual Meeting of Shareholders
Form of Proxy
Management Proxy Circular

On January 9, 2017, EXFO Inc., a Canadian corporation, amended and re-filed its Annual Report on Form 20-F for the fiscal year ended August 31, 2016, along with revised consolidated financial statements and management's discussion and analysis (MD&A) for the year ended August 31, 2016, as well as amended Management's Annual Report on internal control over financial reporting and certifications from the CEO and CFO, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. At the same time, it also issued a cover letter. This report on Form 6-K sets forth said documents with the exception of the amended Annual Report on Form 20-F/A which was filed separately. Please refer to the explanatory note on page 1 of the amended Annual Report on Form 20-F/A for a summary description of the amendments.

The Form 6-K containing the Corporation's revised consolidated financial statements and management's discussion and analysis (MD&A) for the year ended August 31, 2016, as well as amended Management's Annual Report on internal control over financial reporting and certifications from the CEO and CFO, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and a cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F 3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 9, 2017

Corporate Headquarters > 400 Godin Avenue, Vanier (Quebec) G1M 2K2 CANADA | Tel.: 1 418 683-0211 | Fax: 1 418 683-2170 | info@exfo.com

www.exfo.com

January 9, 2017
SEDAR FILING

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services Regulation Division
Dear Sirs/Mesdames:
Re:	Filing of Amended Annual Report for Fiscal 2016
Please be advised that we have amended and are re-filing our Annual Report on Form 20-F for the fiscal year ended August 31, 2016, along with revised consolidated financial statements and management's discussion and analysis (MD&A) for the year ended August 31, 2016, as well as amended Management's Annual Report on internal control over financial reporting and certifications from the CEO and CFO, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.
Please refer to the explanatory note on page 1 of our amended Annual Report on Form 20-F/A for a summary description of the amendments.
Yours truly,

(s) Benoit Ringuette
General Counsel and Corporate Secretary
EXFO Inc.

Independent Auditor's Report

To the Shareholders of
EXFO Inc.

We have completed integrated audits of EXFO Inc.'s and its subsidiaries' 2016, 2015 and 2014 consolidated financial statements and their internal control over financial reporting as at August 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of EXFO Inc. and its subsidiaries (the company), which comprise the consolidated balance sheets as at August 31, 2016 and August 31, 2015 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended August 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EXFO Inc. and its subsidiaries as at August 31, 2016 and August 31, 2015 and their financial performance and their cash flows for each of the three years in the period ended August 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Revision to Consolidated Financial Statements
Without modifying our opinion on the consolidated financial statements, we draw attention to Note 1 to these consolidated financial statements, which explains that the consolidated financial statements for the year ended August 31, 2016 have been revised from those on which we originally reported on November 28, 2016.

Report on internal control over financial reporting
We have also audited EXFO Inc.'s and its subsidiaries' internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in "Management's Annual Report on Internal Control over Financial Reporting (restated)" appearing under Item 15b) of the Annual Report on Form 20-F/A for the fiscal year ended August 31, 2016.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, EXFO Inc. and its subsidiaries did not maintain, in all material respects, effective internal control over financial reporting as at August 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO because a material weakness in internal control over financial reporting existed at that date related to the failure to maintain appropriate controls over the accounts receivable ledger, which included the lack of appropriate segregation of duties and  supervisory review and monitoring of journal entries recorded in the trade account receivable ledger. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness referred to above is described under "Management's Annual Report on Internal Control over Financial Reporting (restated)" appearing under Item 15(b) of the Annual Report on Form 20-F/A for the fiscal year ended August 31, 2016.  We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2016 consolidated financial statements, and our opinion regarding the effectiveness of the EXFO Inc.'s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Management and we previously concluded that EXFO Inc. and its subsidiaries maintained effective internal control over financial reporting as at August 31, 2016. However, management has subsequently determined that the material weakness described above existed as at August 31, 2016. Accordingly, Management's Report on Internal Control over Financial Reporting has been restated and our present opinion on internal control over financial reporting, as presented herein, is different from that expressed in our previous report.

Montréal, Quebec
January 9, 2017

1 CPA auditor, CA, public accountancy permit No. A119427

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2016	2015
Assets

Current assets
Cash	$43,208	$25,864
Short-term investments (note 5)	4,087	1,487
Accounts receivable (note 5)
Trade	42,993	45,985
Other	2,474	2,384
Income taxes and tax credits recoverable (note 18)	4,208	3,855
Inventories (note 6)	33,004	27,951
Prepaid expenses	3,099	2,801

	133,073	110,327

Tax credits recoverable (note 18)	34,594	35,625
Property, plant and equipment (notes 7 and 20)	35,978	35,695
Intangible assets (notes 8 and 20)	3,391	4,096
Goodwill (notes 8 and 20)	21,928	21,860
Deferred income tax assets (note 18)	8,240	9,459
Other assets	589	416

	$237,793	$217,478
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 10)	$37,174	$34,126
Provisions	299	427
Income taxes payable	971	779
Deferred revenue	9,486	7,647

	47,930	42,979

Deferred revenue	5,530	2,957
Deferred income tax liabilities (note 18)	2,857	1,524
Other liabilities	75	791

	56,392	48,251
Commitments (note 11)

Shareholders' equity
Share capital (note 12)	85,516	86,045
Contributed surplus	18,150	17,778
Retained earnings	126,309	117,409
Accumulated other comprehensive loss (note 13)	(48,574)	(52,005)

	181,401	169,227

	$237,793	$217,478

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board
/s/ Germain Lamonde	/s/ Claude Séguin
Germain Lamonde	Claude Séguin
Chairman, President and CEO	Chairman, Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2016	2015	2014

Sales (note 20)	$232,583	$222,089	$230,806

Cost of sales (1) (note 16)	87,066	85,039	86,836
Selling and administrative (2) (note 16)	82,169	82,200	86,429
Net research and development (note 16)	42,687	44,003	44,846
Depreciation of property, plant and equipment (note 16)	3,814	4,835	4,995
Amortization of intangible assets (note 16)	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Foreign exchange gain	(161)	(7,212)	(1,634)
Unusual charge (note 1)	–	603	720

Earnings before income taxes	16,664	9,893	4,542

Income taxes (note 18)	7,764	5,036	4,286

Net earnings for the year	$8,900	$4,857	$256

Basic net earnings per share	$0.17	$0.09	$0.00

Diluted net earnings per share	$0.16	$0.08	$0.00

Basic weighted average number of shares outstanding (000's)	53,863	56,804	60,329

Diluted weighted average number of shares outstanding (000's) (note 19)	54,669	57,457	61,015

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Selling and administrative is exclusive of unusual charge, which represents bad debt expenses.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014

Net earnings for the year	$8,900	$4,857	$256
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	707	(39,175)	(7,086)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	862	(5,583)	(618)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	2,797	2,107	959
Deferred income tax effect of gains/losses on forward exchange contracts	(935)	905	(91)

Other comprehensive income (loss)	3,431	(41,746)	(6,836)

Comprehensive income (loss) for the year	$12,331	$(36,889)	$(6,580)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,296	$(3,423)	$235,896
Exercise of stock options (note 12)	225	–	–	–	225
Redemption of share capital (note 12)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 12)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	256	–	256
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,580)

Balance as at August 31, 2014	$111,491	$16,503	$112,552	$(10,259)	$230,287

	Year ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$112,552	$(10,259)	$230,287
Redemption of share capital (note 12)	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs (note 12)	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	4,857	–	4,857
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,889)

Balance as at August 31, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 12)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 12)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2016	2015	2014
Cash flows from operating activities
Net earnings for the year	$8,900	$4,857	$256
Add (deduct) items not affecting cash
Stock-based compensation costs	1,378	1,295	1,696
Depreciation and amortization	4,986	7,718	9,393
Unusual charge	–	603	720
Deferred revenue	4,238	396	(804)
Deferred income taxes	1,578	403	698
Changes in foreign exchange gain/loss	(332)	(3,842)	(491)
	20,748	11,430	11,468
Changes in non-cash operating items
Accounts receivable	2,682	(10,828)	3,578
Income taxes and tax credits	939	(2,062)	1,447
Inventories	(4,713)	820	(734)
Prepaid expenses	(280)	(982)	210
Other assets	170	61	92
Accounts payable and accrued liabilities and provisions	4,882	8,132	3,832
Other liabilities	(65)	(87)	(107)
	24,363	6,484	19,786
Cash flows from investing activities
Additions to short-term investments	(3,546)	(20,067)	(34,222)
Proceeds from disposal and maturity of short-term investments	873	23,685	33,208
Purchases of capital assets (notes 7 and 8)	(4,356)	(5,933)	(7,931)
	(7,029)	(2,315)	(8,945)
Cash flows from financing activities
Repayment of long-term debt	‒	‒	(307)
Exercise of stock options (note 12)	‒	‒	225
Redemption of share capital (note 12)	(1,551)	(25,494)	(937)
	(1,551)	(25,494)	(1,019)

Effect of foreign exchange rate changes on cash	1,561	(6,932)	(1,087)

Change in cash	17,344	(28,257)	8,735
Cash – Beginning of year	25,864	54,121	45,386
Cash – End of year	$43,208	$25,864	$54,121

Supplementary information
Income taxes paid	$2,015	$1,491	$1,272

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and analytics solutions for fixed and mobile network operators, communications service providers, web-scale operators as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on January 9, 2017.

Revision of Consolidated Financial Statements

The company has revised its previously issued consolidated financial statements (filed on November 28, 2016) to properly record a bad debt expense associated with a single trade receivable account. During the first quarter of fiscal 2017, the company identified certain errors in the aging of the trade accounts receivable ledger which were traced back to an outstanding trade receivable balance arising from one customer, which dated back to the period from 2012 to 2015. This resulted in an understatement of the prior years' allowance for doubtful accounts against this trade receivable account and a corresponding adjustment to deferred taxes as a result of the additional expense.

The company evaluated the aggregate effects of the errors to its previously issued consolidated financial statements in accordance with IAS 8 - Accounting Policies, Accounting Estimates and Errors ("IAS 8"), as well as and in consideration of the guidance in SEC Staff Accounting Bulletins No. 99 and No. 108.  Based upon quantitative and qualitative factors, the company has determined that the errors were not material to the previously issued consolidated financial statements and disclosures in its Annual Report on Form 20-F for the year ended August 31, 2016.  However, the cumulative effect of the errors may be significant to our financial results for the year ending August 31, 2017.  Accordingly, the company has revised its previously issued consolidated financial statements for the year ended August 31, 2016.

All financial information presented in the accompanying notes to these consolidated financial statements was revised to reflect the correction of these errors.

The following tables present the effect of the aforementioned revisions on the company's consolidated balance sheets and the consolidated statement of earnings for each period.  These revisions are non-cash and therefore do not impact the company's statement of cash flows for any prior period. The revision also does not impact the consolidated statement of earnings for the year ended August 31, 2016:

	As at August 31, 2016
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade	$45,076	$(2,083)	$42,993
Deferred income tax assets	$7,681	$559	$8,240
Retained earnings	$127,833	$(1,524)	$126,309
Total assets	$239,317	$(1,524)	$237,793
Shareholders' equity	$182,925	$(1,524)	$181,401

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at and for the year ended August 31, 2015
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Accounts receivable - Trade	$48,068	$(2,083)	$45,985
Deferred income tax assets	$8,900	$559	$9,459
Retained earnings	$118,933	$(1,524)	$117,409
Total assets	$219,002	$(1,524)	$217,478
Shareholders' equity	$170,751	$(1,524)	$169,227
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (1)	$–	$603	$603
Earnings before income taxes	$10,496	$(603)	$9,893
Deferred income tax expense	$565	$(162)	$403
Net earnings for the year	$5,298	$(441)	$4,857
Basic net earnings per share for the year	$0.09	$–	$0.09
Diluted net earnings per share for the year	$0.09	$(0.01)	$0.08
Comprehensive loss for the year	$(36,448)	$(441)	$(36,889)

(1)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

	As at and for the year ended August 31, 2014
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings	$113,635	$(1,083)	$112,552
Revision to Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income (Loss)
Unusual charge (2)	$–	$720	$720
Earnings before income taxes	$5,262	$(720)	$4,542
Deferred income tax expense	$891	$(193)	$698
Net earnings for the year	$783	$(527)	$256
Basic and diluted net earnings per share for the year	$0.01	$(0.01)	$0.00
Comprehensive loss for the year	$(6,053)	$(527)	$(6,580)

(2)
Adjustment to recognize bad debt expense in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2013
	As reported	Adjustment	Revised
Revision to Consolidated Balance Sheet
Retained earnings (3)	$112,852	$(556)	$112,296

(3)
Adjustment  to opening retained earnings as at September 1, 2013 in connection with a past due trade receivable balance, for which, upon correction of the aging, management would have provided an allowance in accordance with the company's credit provision policies.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and available-for-sale investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

Sales of goods

Revenue from the sales of goods, which represents the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangements.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified software upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 6 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, extended warranties, maintenance contracts, installation and training, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in the shareholders' equity.

Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and they are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable as well as Indian-rupee-denominated operating expenses and the related accounts payable. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value plus transaction costs and they are subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon the recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	15 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets' residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships, brand name and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of five years for core technology, customer relationships and brand name, and four and eight years for software. None of the company's intangible assets were developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2015 and 2016, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, "Accounting for Governmental Grants and Disclosures of Governmental Assistance'', and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group's recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU's fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases for which the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at August 31, 2015 and 2016, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in the consolidated statements of earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to income tax laws and regulations in several jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods and any changes in the provisions are recognized in the consolidated statements of earnings when they occur. However, it is possible that at some future dates, liabilities in excess of the company's provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the consolidated statement of earnings in the period in which such determination is made.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation

Equity-settled awards

The company's stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in the shareholders' equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche are accounted for separately.

Cash-settled awards

The company's stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2014, 2015 and 2016. Entity-wide disclosures are presented in note 20.

Critical accounting judgments in applying accounting policies and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

Critical judgments, estimates and assumptions are the following:

Critical judgments in applying accounting policies

(a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical estimates and assumptions

(a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company's deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 18).

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company's CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company's value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact that the new standard will have on its consolidated financial statements and whether or not early adopt the new standard.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Restructuring Charges

In the fourth quarter of fiscal 2015, the company implemented a restructuring plan to align its cost structure to the challenging market environment. This plan resulted in one-time severance expenses of $1,637,000 for employees laid off during the fourth quarter of 2015 (notes 10 and 16). These expenses were fully paid in fiscal 2016.

4	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company's objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company's shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2015 and 2016.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $221,232,000 and $229,975,000 as at August 31, 2015 and 2016 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2016

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$43,208	$–	$–	$–	$43,208
Short-term investments	$–	$4,087	$–	$–	$4,087
Accounts receivable	$45,467	$–	$–	$–	$45,467
Other assets	$35	$–	$–	$–	$35
Forward exchange contracts	$–	$–	$–	$980	$980
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$36,099	$–	$36,099
Forward exchange contracts	$–	$–	$–	$1,120	$1,120

	As at August 31, 2015

	Loans and receivable	Available for sale	Other financial liabilities	Derivatives used for hedging	Total

Financial assets
Cash	$25,864	$–	$–	$–	$25,864
Short-term investments	$–	$1,487	$–	$–	$1,487
Accounts receivable	$48,369	$–	$–	$–	$48,369
Other assets	$103	$–	$–	$–	$103
Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$29,029	$–	$29,029
Forward exchange contracts	$–	$–	$–	$4,154	$4,154

Fair value

Cash, accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of other assets approximates their carrying value due to their relatively short-term maturities.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2016		As at August 31, 2015
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,087	$–	$1,487	$–
Forward exchange contracts	$–	$980	$–	$–

Financial liabilities
Forward exchange contracts	$–	$1,120	$–	$4,154

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to a currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2015 and 2016, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2015
September 2015 to August 2016	$20,200	1.1180
September 2016 to August 2017	8,000	1.1530
September 2017 to December 2017	1,600	1.2135
Total	$29,800	1.1326

As at August 31, 2016
September 2016 to August 2017	$22,200	1.2784
September 2017 to August 2018	9,900	1.3367
September 2018 to December 2018	1,900	1.3639
Total	$34,000	1.3002

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2015
September 2015 to July 2016	$3,900	66.41

As at August 31, 2016
September 2016 to August 2017	$3,800	70.92

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,154,000 and $140,000 as at August 31, 2015 and 2016.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2016, forward exchange contracts in the amount of $635,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $345,000 are presented as long-term assets in other long-term assets; forward exchange contracts in the amount of $1,075,000 are presented as current liabilities in accounts payable; and accrued liabilities and forward exchange contracts in the amount of $45,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $277,000, included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2015, forward exchange contracts in the amount of $3,460,000 were presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $694,000 were presented as long-term liabilities in other long-term liabilities in the balance sheet.

Based on the portfolio of forward exchange contracts as at August 31, 2016, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $163,000.

For the years ended August 31, 2014, 2015 and 2016, the company recorded within its sales the following foreign exchange losses on forward exchange contracts:

	Years ended August 31,
	2016	2015	2014

Losses on forward exchange contracts	$2,651	$2,562	$909

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2015 and 2016 and for which such risk is charged to earnings:

	As at August 31,
	2016		2015

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$13,090	€2,927	$9,226	€3,448
Accounts receivable	30,141	5,963	37,019	4,488
	43,231	8,890	46,245	7,936
Financial liabilities
Accounts payable and accrued liabilities	14,251	1,081	12,873	1,047
Forward exchange contracts (nominal value)	4,000	–	3,800	–
	18,251	1,081	16,673	1,047
Net exposure	$24,980	€7,809	$29,572	€6,889

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $29,900,000 and $33,800,000 as at August 31, 2015 and 2016 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3157 = US$1.00 and CA$1.3116 = US$1.00 as at August 31, 2015 and 2016 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4755 = €1.00 and CA$1.4601 = €1.00 as at August 31, 2015 and 2016 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2015 and 2016:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,677,000, or $0.05 per diluted share, and $2,342,000, or $0.04 per diluted share, as at August 31, 2015 and 2016 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $834,000, or $0.01 per diluted share, and $830,000 or $0.02 per diluted share, as at August 31, 2015 and 2016 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,066,000 and $2,176,000 as at August 31, 2015 and 2016 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash and short-term investments.

Cash

As at August 31, 2015 and 2016, the company's cash balances included an amount of $10,783,000 and $23,277,000 respectively that bears interest at an annual rate of 1.0% and 1.2% respectively.

Short-term investments

Short-term investments consist of the following:
	As at August 31
	2016	2015

Term deposit denominated in Canadian dollars, bearing interest at an annual rate of 1.5%, maturing in May 2017	$2,668	$–
Term deposits denominated in Indian rupees, bearing interest at annual rates of 6.0% to 7.3% in 2016 and 4.5% to 8.5% in 2015, maturing on different dates between November 2016 and October 2018 in 2016 and November 2015 and October 2018 in 2015	1,419	1,487
	$4,087	$1,487

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Due to their short-term maturity, the company's short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company's short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Accounts receivable, other assets and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2016, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $2,935,000 and $3,752,000 as at August 31, 2015 and 2016 respectively.

For the years ended August 31, 2014, 2015 and 2016, no customer represented more than 10% of sales.

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2016	2015

Current	$38,411	$36,723
Past due, 0 to 30 days	1,286	5,164
Past due, 31 to 60 days	868	1,027
Past due, more than 60 days, net of allowance for doubtful accounts of $2,935 and $3,752 as at August 31, 2015 and 2016, respectively	2,428	3,071
	$42,993	$45,985

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2016	2015

Balance – Beginning of year	$2,935	$1,876
Addition charged to earnings	817	1,107
Write-off of uncollectible accounts	‒	(48)
Balance – End of year	$3,752	$2,935

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2016
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$36,099	$	‒	$	‒
Forward exchange contracts
Outflow	26,000		9,900		1,900
Inflow	(25,653)		(10,089)		(1,976)
Total	$36,446		$(189)		$(76)

	As at August 31, 2015
	0-12 months	13-24 months		25-36 months

Accounts payable and accrued liabilities	$29,029	$	‒	$	‒
Forward exchange contracts
Outflow	24,100		8,000		1,600
Inflow	(21,082)		(7,011)		(1,476)
Total	$32,047		$989		$124

As at August 31, 2016, the company had $47,295,000 in cash and short-term investments and $45,467,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,932,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit totaling $21,567,000 for foreign currency exposure related to its forward exchange contracts (note 9).

6	Inventories

	As at August 31,
	2016	2015

Raw materials	$18,692	$15,972
Work in progress	1,067	998
Finished goods	13,245	10,981
	$33,004	$27,951

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $90,445,000, $88,098,000 and $89,058,000 for the years ended August 31, 2014, 2015 and 2016 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 16).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down amounted to $4,600,000, $4,066,000 and $3,678,000 for the years ended August 31, 2014, 2015 and 2016 respectively.

7	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2014	$5,222	$35,597	$38,970	$2,442	$82,231
Additions	‒	153	3,638	1,443	5,234
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(913)	(6,266)	(6,400)	(338)	(13,917)
Cost as at August 31, 2015	4,309	29,472	31,209	2,794	67,784
Additions	‒	201	3,626	226	4,053
Disposals	‒	(11)	(4,280)	(121)	(4,412)
Foreign currency translation adjustment	13	93	162	19	287
Cost as at August 31, 2016	$4,322	$29,755	$30,717	$2,918	$67,712

Accumulated depreciation as at September 1, 2014	$1,327	$6,984	$29,888	$1,252	$39,451
Depreciation for the year	51	485	3,919	380	4,835
Disposals	‒	(12)	(4,999)	(753)	(5,764)
Foreign currency translation adjustment	(236)	(1,514)	(4,595)	(88)	(6,433)
Accumulated depreciation as at August 31, 2015	1,142	5,943	24,213	791	32,089
Depreciation for the year	45	639	2,811	319	3,814
Disposals	‒	(11)	(4,258)	(121)	(4,390)
Foreign currency translation adjustment	5	31	136	49	221
Accumulated depreciation as at August 31, 2016	$1,192	$6,602	$22,902	$1,038	$31,734

Net carrying value as at:
August 31, 2015	$3,167	$23,529	$6,996	$2,003	$35,695
August 31, 2016	$3,130	$23,153	$7,815	$1,880	$35,978

As at August 31, 2015 and 2016, unpaid additions to property, plant and equipment amounted to $377,000 and $499,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	Brand name	Software	Total

Cost as at September 1, 2014	$12,686	$5,979	$596	$12,925	$32,186
Additions	153	‒	‒	567	720
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(2,225)	(1,044)	(104)	(2,112)	(5,485)
Cost as at August 31, 2015	10,521	4,935	492	10,728	26,676
Additions	147	‒	‒	313	460
Disposals	(6,414)	(4,935)	(492)	(310)	(12,151)
Foreign currency translation adjustment	48	‒	‒	112	160
Cost as at August 31, 2016	$4,302	$ ‒	$ ‒	$10,843	$15,145

Accumulated amortization as at September 1, 2014	$8,062	$5,346	$534	$10,951	$24,893
Amortization for the year	808	569	57	1,449	2,883
Disposals	(93)	‒	‒	(652)	(745)
Foreign currency translation adjustment	(865)	(980)	(99)	(2,507)	(4,451)
Accumulated amortization as at August 31, 2015	7,912	4,935	492	9,241	22,580
Amortization for the year	700	‒	‒	472	1,172
Disposals	(6,414)	(4,935)	(492)	(297)	(12,138)
Foreign currency translation adjustment	109	‒	‒	31	140
Accumulated amortization as at August 31, 2016	$2,307	$ ‒	$ ‒	$9,447	$11,754

Net carrying value as at:
August 31, 2015	$2,609	$ ‒	$ ‒	$1,487	$4,096
August 31, 2016	$1,995	$ ‒	$ ‒	$1,396	$3,391

Remaining amortization period as at August 31, 2016	3 years	‒	‒	4 years

Goodwill

	Years ended August 31,
	2016	2015

Balance – Beginning of year	$21,860	$26,488
Foreign currency translation adjustment	68	(4,628)
Balance – End of year	$21,928	$21,860

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In the fourth quarter of fiscal 2015 and 2016, the company performed its annual goodwill impairment test for its two CGUs, EXFO and Brix. Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

	As at August 31,
	2016	2015

EXFO CGU	$8,663	$8,636
Brix CGU	13,265	13,224
Total	$21,928	$21,860

In performing the goodwill impairment review of both CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of the EXFO CGU, the company used a market approach, which is based on sales multiples within the range of 0.7 to 3.7 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, the company also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.7 to 3.7 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of the company's sales and operations, the company also compared the carrying amount of the EXFO CGU to the company's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU. Based on this calculation, management calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.7 to 3.7 times range, as used in the company's market approach described above.

As the valuation techniques used by the company require the use of unobservable inputs, the recoverable amount of the company's CGUs is classified within Level 3 of the fair value hierarchy.

As at August 31, 2016, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of EXFO CGU and Brix CGU would equal their carrying value using sales multiples of 0.6 and 0.7 time sales respectively.

9	Credit Facilities

The company has lines of credit that provide for advances of up to CA$11,000,000 (US$8,387,000) and up to US$2,000,000. These lines of credit bear interest at the Canadian prime rate. As at August 31, 2016, an amount of CA$539,000 (US$411,000) was drawn from these lines of credit for letters of guarantee in the normal course of the company's operations for its own selling and purchasing requirements. The company also has a line of credit that provides for advances of up to CA$6,500,000 (US$4,956,000). This line of credit bears interest at the Canadian prime rate.

In addition, the company has lines of credit totaling $23,672,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 5). As at August 31, 2016, an amount of $3,344,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR 120,805,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 5). As at August 31, 2016, an amount of INR 37,651,000 (US$561,000) was reserve from this line of credit.

Accounts receivable were pledged as collateral against all these lines of credit, which are also subject to a negative pledge whereby the company has agreed with the banks not to pledge its assets to any other party without its consent.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Accounts Payable and Accrued Liabilities

	As at August 31,
	2016	2015

Trade	$16,940	$14,402
Salaries and social benefits	16,188	11,088
Forward exchange contracts (note 5)	1,075	3,460
Restructuring charges (note 3)	‒	1,637
Other	2,971	3,539
	$37,174	$34,126

11	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2023. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2016	2015

No later than 1 year	$3,337	$2,112
Later than 1 year and no later than 5 years	3,876	3,620
Later than 5 years	1,037	1,766
	$8,250	$7,498

For the years ended August 31, 2014, 2015 and 2016, rental expenses amounted to $2,892,000, $2,845,000 and $2,728,000 respectively.

12	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837

Exercise of stock options (note 14)	‒	–	52,800	225	225
Redemption of restricted share units (note 14)	‒	–	425,620	–	–
Redemption of deferred share units (note 14)	‒	–	38,010	–	–
Redemption of share capital	‒	–	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	‒	–	–	2,260	2,260

Balance as at August 31, 2014	31,643,000	1	28,703,750	111,490	111,491

Redemption of restricted share units (note 14)	‒	–	229,559	–	–
Redemption of deferred share units (note 14)	‒	–	48,697	–	–
Redemption of share capital	‒	–	(6,889,972)	(26,827)	(26,827)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,381	1,381

Balance as at August 31, 2015	31,643,000	1	22,092,034	86,044	86,045

Redemption of restricted share units (note 14)	–	–	277,805	–	–
Redemption of deferred share units (note 14)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239

Balance as at August 31, 2016	31,643,000	$1	21,917,942	$85,515	$85,516

a)
On January 8, 2014, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of its issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 13, 2014, and ended on January 12, 2015. All shares repurchased under the bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

b)
On January 7, 2015, the company announced that its Board of Directors had authorized a substantial issuer bid (the "Offer") to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On February 20, 2015, pursuant to the Offer, the company purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,027,000), plus related fees of $223,000. The company used cash to fund the purchase of shares.

c)
On March 25, 2015, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The normal course issuer bid started on March 27, 2015, and ended on March 26, 2016. All shares repurchased under the bid were cancelled.

d)
On March 29, 2016, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of the issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on April 1, 2016, and will end on March 31, 2017, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid are cancelled.

13	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2013	$(3,582)	$159	$(3,423)
Foreign currency translation adjustment	(7,086)	–	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	250	250

Balance as at August 31, 2014	(10,668)	409	(10,259)
Foreign currency translation adjustment	(39,175)	–	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes	–	(2,571)	(2,571)

Balance as at August 31, 2015	(49,843)	(2,162)	(52,005)
Foreign currency translation adjustment	707	‒	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	2,724	2,724

Balance as at August 31, 2016	$(49,136)	$562	$(48,574)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

14	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Stock-based compensation costs arising from equity-settled awards	$1,394	$1,323	$1,683
Stock-based compensation costs arising from cash-settled awards	(16)	(28)	13
	$1,378	$1,295	$1,696

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

The following table summarizes stock option activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016		2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(CA$)		(CA$)		(CA$)
Outstanding – Beginning of year	17,099	$6	87,454	$6	201,254	$6
Exercised	–	–	–	–	(52,800)	5
Forfeited	–	–	(2,000)	6	(4,500)	6
Expired	(17,099)	6	(68,355)	6	(56,500)	6
Outstanding – End of year	–	$–	17,099	$6	87,454	$6
Exercisable – End of year	–	$–	17,099	$6	87,454	$6

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of exercise of stock options for the years ended August 31, 2014 was $5.08.

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company's subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Outstanding – Beginning of year	1,299,958	1,225,135	1,333,092
Granted	572,008	409,521	336,685
Redeemed	(277,805)	(229,559)	(425,620)
Forfeited	(42,606)	(105,139)	(19,022)
Outstanding – End of year	1,551,555	1,299,958	1,225,135

None of the RSUs outstanding as at August 31, 2015 and 2016, were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2014, 2015 and 2016, amounted to $4.84, $3.63 and $3.23 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2014, 2015 and 2016, was $5.21, $3.60 and $3.03 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be Director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016	2015	2014

Outstanding – Beginning of year	114,810	117,701	119,908
Granted	44,970	45,806	35,803
Redeemed	(653)	(48,697)	(38,010)
Outstanding – End of year	159,127	114,810	117,701

As at August 31, 2016, none of the DSUs outstanding were redeemable. As at August 31, 2015, 653 outstanding DSUs were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2014, 2015 and 2016, amounted to $4.59, $3.38 and $3.33 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2014, 2015 and 2016, was $5.21, $3.49 and $3.04 respectively.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. This plan was approved by the shareholders of the company.

The following table summarizes stock appreciation rights activity for the years ended August 31, 2014, 2015 and 2016:

	Years ended August 31,
	2016		2015		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding – Beginning of year	42,324	$1	39,874	$2	37,224	$3
Granted	7,800	–	6,150	–	7,150	–
Exercised	(12,927)	5	(500)	6	–	–
Expired	(1,500)	7	(2,000)	5	(4,500)	5
Forfeited	(2,197)	–	(1,200)	6	–	–
Outstanding – End of year	33,500	$1	42,324	$1	39,874	$2
Exercisable – End of year	14,000	$3	22,924	$3	22,374	$3

The liability arising from stock appreciation rights as at August 31, 2015 and 2016, amounted to $91,000 and $76,000 respectively and is recorded in accounts payable and accrued liabilities in the balance sheets.

The following table summarizes information about outstanding stock appreciation rights as at August 31, 2016:

	Stock appreciation rights outstanding		Stock appreciation rights exercisable

Exercise price	Number	Weighted average remaining contractual life	Number

$ –	19,500	8 years	–
$2.36	8,250	2 years	8,250
$3.74	4,000	3 years	4,000
$6.28	1,750	1 year	1,750
	33,500	6 years	14,000

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Related-Party Disclosures

Ultimate controlling party

Mr. Germain Lamonde, the company's Chairman, President and Chief Executive Officer, is the company's ultimate controlling party.

Related party transaction

During the year ended August 31, 2015, following the merger of one subsidiary with the parent company, the subsidiary redeemed one share owned by G. Lamonde Investissements financiers, a company controlled by Mr. Germain Lamonde, for a cash consideration of $1, representing its paid-up capital.

Compensation of key management personnel

	Years ended August 31,
	2016	2015	2014

Salaries and short-term employee benefits	$3,701	$3,025	$3,627
Stock-based compensation costs	826	617	906
	$4,527	$3,642	$4,533

Key management personnel includes senior management and directors.

16	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2016	2015	2014

Gross research and development expenses	$47,875	$50,148	$52,423
Research and development tax credits and grants	(5,188)	(6,145)	(7,577)
Net research and development expenses for the year	$42,687	$44,003	$44,846

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2016	2015	2014

Cost of sales
Depreciation of property, plant and equipment	$1,290	$1,519	$1,522
Amortization of intangible assets	702	1,540	2,087
	1,992	3,059	3,609

Selling and administrative expenses
Depreciation of property, plant and equipment	501	524	951
Amortization of intangible assets	75	790	1,534
	576	1,314	2,485

Net research and development expenses
Depreciation of property, plant and equipment	2,023	2,792	2,522
Amortization of intangible assets	395	553	777
	2,418	3,345	3,299
	$4,986	$7,718	$9,393

Depreciation of property, plant and equipment	$3,814	$4,835	$4,995
Amortization of intangible assets	1,172	2,883	4,398
Total depreciation and amortization expenses for the year	$4,986	$7,718	$9,393

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2016	2015	2014

Salaries and benefits	$112,569	$114,868	$121,515
Restructuring charges	‒	1,637	‒
Stock-based compensation costs	1,378	1,295	1,696
Total employee compensation for the year	$113,947	$117,800	$123,211

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2016		2015	2014

Cost of sales	$	‒	$290	$	‒
Selling and administrative expenses		‒	586		‒
Net research and development costs		‒	761		‒
Total restructuring charges for the year	$	‒	$1,637	$	‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2016	2015	2014

Cost of sales	$107	$159	$191
Selling and administrative expenses	972	791	1,140
Net research and development expenses	299	345	365
Total stock-based compensation costs for the year	$1,378	$1,295	$1,696

17	Other Disclosures

Government grants

The company is entitled to receive grants on certain eligible research and development projects conducted in Finland from TEKES, a Finnish technology organization, which funds Finnish companies' high technology, research and innovations. The company's eligible research and development projects must be pre-approved by TEKES and the grant is subject to certain conditions. In the event that a condition is not met, TEKES can require reimbursement of a portion or the entire amount of the grant received. A liability to repay the funding is recognized in the period in which conditions arise that will cause the funding to be repayable. As at August 31, 2016, the company was in compliance with the conditions of the funding. This funding is accounted for as a reduction of gross research and development expenses in the consolidated statements of earnings. For the years ended August 31, 2014, 2015 and 2016, the company recorded $1,348,000, $919,000 and $299,000 respectively, under that program in the consolidated statements of earnings.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 1, 2014) of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2014, 2015 and 2016, amounted to $1,451,000, $1,492,000 and $1,374,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2014, 2015 and 2016, the company recorded cash contributions and expenses totaling $616,000, $628,000 and $622,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Income Taxes

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2016	2015	2014

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$4,499	$2,671	$1,226

Increase (decrease) due to:
Foreign income/loss taxed at different rates	(1,025)	482	(20)
Non-taxable (income)/loss	5	2,540	(540)
Non-deductible expenses	411	664	1,011
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	566	(3,641)	(547)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
Other	(394)	(236)	143
Income tax provision for the year	$7,764	$5,036	$4,286

	Years ended August 31,
	2016	2015	2014

The income tax provision consists of the following:

Current
Current income taxes	$6,186	$4,633	$3,588

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(2,124)	(2,153)	(2,315)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	3,702	2,556	3,013
	1,578	403	698
Income tax provision for the year	$7,764	$5,036	$4,286

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Deferred taxes

	As at August 31,
	2016	2015

Deferred income tax assets
Deferred income tax assets recoverable within 12 months	$4,224	$3,512
Deferred income tax assets recoverable after 12 months	4,016	5,947
	8,240	9,459

Deferred income tax liabilities
Deferred income tax liabilities payable within 12 months	645	398
Deferred income tax liabilities payable after 12 months	2,212	1,126
	2,857	1,524
Deferred income tax assets net	$5,383	$7,935

The changes in deferred income tax assets and liabilities for the year ended August 31, 2015 are as follows:

	Balance as at September 1, 2014	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2015

Deferred income tax assets
Long-lived assets	$2,837	$468	$ ‒	$(456)	$2,849
Provisions and accruals	4,335	422	905	(638)	5,024
Deferred revenue	1,638	(156)	‒	(174)	1,308
Research and development expenses	2,732	(17)	‒	(475)	2,240
Losses carried forward	7,406	(819)	‒	(36)	6,551

Deferred income tax liabilities
Long-lived assets	(41)	41	‒	‒	‒
Research and development tax credits	(11,781)	(342)	‒	2,086	(10,037)
Total	$7,126	$(403)	$905	$307	$7,935

Classified as follows:
Deferred income tax assets	$10,213				$9,459
Deferred income tax liabilities	(3,087)				(1,524)
	$7,126				$7,935

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2016 are as follows:

	Balance as at September 1, 2015	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Foreign currency translation adjustment	Balance as at August 31, 2016

Deferred income tax assets
Long-lived assets	$2,849	$(595)	$ ‒	$1	$2,255
Provisions and accruals	5,024	177	(935)	(20)	4,246
Deferred revenue	1,308	1,015	‒	7	2,330
Research and development expenses	2,240	112	‒	9	2,361
Losses carried forward	6,551	(1,951)	‒	(2)	4,598

Deferred income tax liabilities
Research and development tax credits	(10,037)	(336)	‒	(34)	(10,407)
Total	$7,935	$(1,578)	$(935)	$(39)	$5,383

Classified as follows:
Deferred income tax assets	$9,459				$8,240
Deferred income tax liabilities	(1,524)				(2,857)
	$7,935				$5,383

Unrecognized deferred income tax assets on temporary deductible differences, unused tax losses and research and development expenses are as follows:

	As at August 31,
	2016	2015

Temporary deductible differences	$1,676	$1,433
Losses carried forward	38,287	34,693
Research and development expenses	‒	221
	$39,963	$36,347

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2016, the year of expiry of operating losses for which no deferred income tax assets were recognized in the balance sheets are as follows, presented by tax jurisdiction:

Year of expiry	Finland	United States

2017	$3	$	‒
2018	418		741
2019	‒		3,470
2020	7,387		7,991
2021	6,400		2,211
2022	11,097		7,435
2023	7,189		1,972
2024	5,550		1,351
2025	6,918		1,351
2026	237		1,351
2027	‒		1,351
2028	‒		2,447
2030	‒		2,713
2031	‒		109
2033	‒		4,681
2034	‒		4,851
2035	‒		2,616
2036	‒		8,528
	$45,199		$55,169

Furthermore, as at August 31, 2016, the company had available capital losses in Canada amounting to $52,024,000 (CA$68,235,000) at the federal level and $55,181,000 (CA$72,375,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2016, non-refundable research and development tax credits recognized in the balance sheet amounted to $37,204,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $240,000,000 (CA$315,000,000) in pre-tax earnings at the Canadian federal level and approximately $12,000,000 at the Canadian provincial level. In order to generate $240,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 12 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

In addition, as at August 31, 2016, the company had deferred income tax assets in the balance sheet in the amount of $4,598,000 for operating losses in the United States. In order to recover these deferred income tax assets, the company needs to generate approximately $13,500,000 in pre-tax earnings at the United States, and in order to do so over the estimated recovery period of four years, the company must generate a pre-tax earnings CAGR of 2%, which the company believes is probable. The company's operating losses in the United States can be carried forward over a twenty-year period.

As at August 31, 2016, no income taxes were recognized on taxable temporary differences of $15,280,000; such taxes would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2016	2015	2014

Basic weighted average number of shares outstanding (000's)	53,863	56,804	60,329
Plus dilutive effect of (000's):
Restricted share units	675	549	574
Deferred share units	131	104	103
Stock options	‒	‒	9
Diluted weighted average number of shares outstanding (000's)	54,669	57,457	61,015

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000's)	75	57	77

20	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2016	2015	2014

Products	$205,371	$193,427	$201,724
Services	27,212	28,662	29,082
	$232,583	$222,089	$230,806

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2016	2015	2014

United States	$95,388	$82,227	$83,172
Canada	18,027	19,722	19,482
Other	14,129	17,547	19,195
Americas	127,544	119,496	121,849

United Kingdom	11,032	9,151	12,736
Other	46,140	48,123	51,243
Europe, Middle-East and Africa	57,172	57,274	63,979

China	25,281	21,526	22,468
Other	22,586	23,793	22,510
Asia-Pacific	47,867	45,319	44,978
	$232,583	$222,089	$230,806

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2016			As at August 31, 2015

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$27,048	$1,330	$–	$27,174	$1,310	$–
United States	1,174	1,637	13,265	948	1,255	13,224
Finland	572	354	8,663	295	1,433	8,636
India	3,602	37	–	4,011	65	–
China	2,657	33	–	2,500	30	–
Other	925	–	–	767	3	–
	$35,978	$3,391	$21,928	$35,695	$4,096	$21,860

21	Subsequent Event

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

Management's Discussion and Analysis of Financial Condition
and Results of Operations (revised - January 9, 2017)

This amended management's discussion and analysis of the financial condition and results of operations ("MD&A") of EXFO Inc. should be read in conjunction with our revised consolidated financial statements and the notes thereto for the year ended August 31, 2016. Details of the revision are disclosed in Note 1, Revision of Consolidated Financial Statements, to our consolidated financial statements.  This MD&A has been amended to reflect the impact of this revision.

During the first quarter of fiscal 2017, we identified errors in our previously issued consolidated financial statements relating to the overstatement of a single trade receivable account as further explained in our August 31, 2016 consolidated financial statements under Note 1, Revision of Consolidated Financial Statements. We evaluated the aggregate effects of the errors to our previously issued consolidated financial statements in accordance with IAS 8 - Accounting Policies, Accounting Estimates and Errors ("IAS 8"), as well as and in consideration of the guidance in SEC Staff Accounting Bulletins No. 99 and No. 108. Based upon quantitative and qualitative factors, we have determined that the errors were not material to our previously issued consolidated financial statements and disclosures in our Annual Report on Form 20-F for the year ended August 31, 2016. However, the cumulative effect of the errors may be significant to our financial results for the year ending August 31, 2017. Accordingly, we have revised our previously issued consolidated financial statements.

In conjunction with the errors described above, we have identified a material weakness in our internal control over financial reporting as of August 31, 2016, resulting in the improper aging of our trade account receivable ledger which led to an incorrect assessment of bad debt expense against a single trade receivable account.  Specifically, we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger.

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated January 9, 2017.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

Our success has been largely predicated on our core expertise in developing test equipment for wireline networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows CSPs to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), DAS and small cell deployments. Leveraging platform connectivity, CSPs can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we expanded our product portfolio into service assurance for next-generation IP (Internet protocol) networks and into test equipment for 2G, 3G and 4G/LTE wireless networks. Our service assurance solution, called the Brix System, is a probe-based hardware and software offering that delivers end-to-end, quality of service and quality of experience visibility as well as real-time, service monitoring and verification of next-generation IP networks. We have enriched our service assurance offering with infrastructure performance management tools and analytics software solutions via technology acquisitions. Built around a distributed architecture, the Brix System enables the successful launch and ongoing profitable operation of IP-based voice, video and data applications and services across wireline and wireless networks.

Our 2G, 3G and 4G/LTE test portfolio mainly consists of network simulators and protocol analyzers. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment in order to predict network behavior, uncover faults and optimize networks before wireless networks and services are deployed. Our protocol analyzers analyze mobile network elements in order to validate functionality according to wireless technology specifications, determine whether or not these elements interoperate with each other effectively when combined to form a network, and assess how well the live network performs.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Ultimately, our products enable network equipment manufacturers, CSPs and web-scale operators to design, deploy, troubleshoot and monitor wireline and wireless networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers in approximately 100 countries around the world. We operate three main manufacturing sites, which are located in Quebec City, Canada, in Shenzhen, China and in Oulu, Finland. We also have five main research and development expertise centers in Boston, Toronto, Montreal, Quebec City and Oulu, supported by a software development center in India.

We launched 15 new products or major enhancements in fiscal 2016. Key new product introductions included TestFlow, a unique cloud-based, field test automation solution simplifying and accelerating complex, labor-intensive deployment activities for home-broadband and wireless radio access networks (RAN); LTB-8 platform, a multi-module test and software-sharing automation suite accelerating high-speed optical testing in lab and manufacturing environments; a whole new family of optical time domain reflectometers (OTDRs), raising industry standards for technical specifications and time savings in characterizing optical networks; iSAM, an intelligent service activation software bringing speed and simplicity to testing Ethernet services; MaxTester-940 Fiber Certifier OLTS (optical loss test set) for data center and enterprise markets; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links.

Our sales increased 4.7% to $232.6 million in fiscal 2016 compared to $222.1 million in 2015, despite a headwind from a stronger US dollar versus other currencies. In fiscal 2016, in constant currency, our sales would have increased 6.0% year-over-year. Bookings increased 7.7% to $240.3 million in fiscal 2016 compared to $223.1 million in 2015, for a book-to-bill ratio of 1.03. In constant currency, bookings would have increased 9.0% year-over-year.

Net earnings amounted to $8.9 million, or $0.16 per diluted share in fiscal 2016, compared to $4.9 million, or $0.08 per diluted share, in fiscal 2015. Net earnings in fiscal 2016 included $1.1 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, and a foreign exchange gain of $0.2 million. Net earnings in fiscal 2015 included $2.7 million in after-tax amortization of intangible assets, $1.3 million in after-tax restructuring charges, $1.3 million in stock-based compensation costs, after-tax unusual charge of $0.4 million, and a foreign exchange gain of $7.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, unusual charge and foreign exchange gain) amounted to $22.0 million, or 9.5% of sales, in fiscal 2016, compared to $13.8 million, or 6.2% of sales, in 2015. See page 67 of this document for a complete reconciliation of adjusted EBITDA and IFRS net earnings.

On March 29, 2016, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to approximately 6.6% of the issued and outstanding subordinate voting shares, representing 0.9 million subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on April 1, 2016, and will end on March 31, 2017, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled. In fiscal 2016, we redeemed for cancellation 0.5 million subordinate voting shares for a cash consideration of $1.6 million.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc., a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. This acquisition was settled for a total consideration of approximately $8.5 million, excluding acquisition-related costs. The consideration paid consisted of $5 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2014, 2015 and 2016, no customer accounted for more than 10% of our sales, with our top customer representing 6.1%, 7.1% and 7.1% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base, and a good spread across geographical areas, which provides us with reasonable protection against the concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses. Selling and administrative expenses excludes, however, the unusual charge relating to the adjustment to bad debt expense arising from the revision described in Note 1 to the consolidated financial statements.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and grants on research and development activities carried out in Canada and Finland. All related research and development tax credits and grants are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statements of earnings data (1):	2016	2015	2014	2016	2015	2014
Sales	$232,583	$222,089	$230,806	100.0%	100.0%	100.0%

Cost of sales (2)	87,066	85,039	86,836	37.4	38.3	37.6
Selling and administrative (3)	82,169	82,200	86,429	35.3	37.0	37.4
Net research and development	42,687	44,003	44,846	18.4	19.8	19.4
Depreciation of property, plant and equipment	3,814	4,835	4,995	1.6	2.2	2.2
Amortization of intangible assets	1,172	2,883	4,398	0.5	1.3	1.9
Interest and other income	(828)	(155)	(326)	(0.4)	(0.1)	(0.1)
Foreign exchange gain	(161)	(7,212)	(1,634)	–	(3.2)	(0.7)
Unusual charge (3)	–	603	720	–	0.3	0.3
Earnings before income taxes	16,664	9,893	4,542	7.2	4.4	2.0
Income taxes	7,764	5,036	4,286	3.4	2.2	1.9
Net earnings for the year	$8,900	$4,857	$256	3.8%	2.2%	0.1%

Basic net earnings per share	$0.17	$0.09	$0.00
Diluted net earnings per share	$0.16	$0.08	$0.00

Other selected information:

Gross margin before depreciation and amortization (4)	$145,517	$137,050	$143,970	62.6%	61.7%	62.4%

Research and development data:
Gross research and development	$47,875	$50,148	$52,423	20.6%	22.6%	22.7%
Net research and development	$42,687	$44,003	$44,846	18.4%	19.8%	19.4%

Restructuring charges included in:
Cost of sales	$–	$290	$–	–%	0.1%	–%
Selling and administrative expenses	$–	$586	$–	–%	0.3%	–%
Net research and development expenses	$–	$761	$–	–%	0.3%	–%

Adjusted EBITDA (4)	$22,039	$13,779	$14,391	9.5%	6.2%	6.2%

Consolidated balance sheets data (1):
Total assets	$237,793	$217,478	$276,948

(1)
Consolidated statements of earnings and balance sheets data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (4).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)
Selling and administrative is exclusive of unusual charge, shown separately, which represents bad debt expenses arising from the revision (see Note 1 to the consolidated financial statements included in this Annual Report on Form 20-F/A).

(4)	Refer to page 67 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Years ended August 31,
	2016	2015	2014

Physical-layer product line	$151,910	$144,060	$132,097
Protocol-layer product line	83,324	80,591	99,618
	235,234	224,651	231,715
Foreign exchange losses on forward exchange contracts	(2,651)	(2,562)	(909)
Total sales	$232,583	$222,089	$230,806

Bookings

	Years ended August 31,
	2016	2015	2014

Physical-layer product line	$155,320	$144,673	$137,166
Protocol-layer product line	87,631	80,948	104,148
	242,951	225,621	241,314
Foreign exchange losses on forward exchange contracts	(2,651)	(2,562)	(909)
Total bookings	$240,300	$223,059	$240,405

Fiscal 2016 vs. 2015

In fiscal 2016, our sales increased 4.7% to $232.6 million, compared to $222.1 million in 2015, while our bookings increased 7.7% year-over-year to $240.3 million in 2016 from $223.1 million in 2015, for a book-to-bill ratio of 1.03 (1.00 in 2015).

In fiscal 2016, despite year-over-year sales increase, we suffered from a continued headwind from a stronger US dollar compared to 2015. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (Europe, Middle East and Africa [EMEA]) but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year, as the US dollar increased against these currencies. In fact, in fiscal 2016, our total sales would have increased by approximately 6% and our total bookings would have increased by approximately 9% year-over-year in constant currencies.

In fiscal 2016, despite the negative currency impact, both product lines delivered year-over-year increases in sales, with respective increases of 5.4% and 3.4 % for our Physical and Protocol-layer product lines.

In fiscal 2016, the year-over-year sales increase in our Physical-layer product line (optical and copper testing) is mainly due to our leadership position in portable optical testing and a 100G investment cycle among communications service providers (CSPs), especially in the United States. This 100G investment cycle also benefited to our transport and datacom product line (a sub-group within our Protocol-layer product line), especially in the United States. In addition, in fiscal 2016, sales of our newly launched analytics software solution EXFO Xtract (which is also a sub-group of our Protocol-layer product line) contributed to the year-over-year sales increase.

Overall, the year-over-year increase in sales in fiscal 2016 comes from the Americas, namely in the United States and from the Asia-Pacific (APAC) region, namely in China. Both United States and China delivered robust year-over-year sales increase. On the other hand, sales to EMEA slightly decreased year-over-year, due to negative currency impact. Otherwise, this region would have reported slight sales increase year-over-year, despite uncertain market conditions in many European countries. United Kingdom however, delivered strong sales increase in 2016, after a steady decline in sales over the last couple of years.

In fiscal 2016, we delivered solid year-over-year increases in bookings for our two product lines, despite the negative currency impact. The year-over-year increase in bookings was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links, and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2016, we received orders in the Americas for our EXFO Xtract solution, which resulted in increased bookings for our protocol-layer product line year-over-year.

Overall, in fiscal 2016, we reported robust year-over-year bookings increases in every geographic area.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.

Fiscal 2015 vs. 2014

In fiscal 2015, our sales decreased 3.8% to $222.1 million, compared to $230.8 million in 2014, while our bookings decreased 7.2% year-over-year to $223.1 million in 2015 from $240.4 million in 2014, for a book-to-bill ratio of 1.00 (1.04 in 2014).

In fiscal 2015, however, we faced a significant headwind from a stronger US dollar, compared to 2014. Excluding this negative currency impact, our sales would have been flat year-over-year.

In fiscal 2015, we increased sales of our Physical-layer product line by 9.1% based on our leadership position in portable optical testing and the growing need for fiber in wireless access areas. Sales or our Protocol-layer product line, meanwhile, decreased 19.1% year-over-over, especially in the areas of 10G or less, portable transport testing and in wireless protocol analysis, due to delays in the launched of some important products (in the first half of the fiscal year), longer than usual market acceptance of newly launched products and difficult market conditions in EMEA. On a constant currency basis, sales growth of our Physical-layer product line would be higher and the decline of our Protocol-layer product line lower to reflect stable sales year-over-year for the combined product lines.

In constant currency, our sales to the Americas and APAC slightly increased year-over-year. In fiscal 2015, we benefited from some improvements in the Americas, following a challenging year in 2014 due to order delays and lower spending levels, especially among key customers. In fiscal 2015, we would have reported year-over-year increase in sales of our Physical-layer product line in the Americas and APAC, offset in part by a decrease in sales of our Protocol-layer product line in these areas.

In constant currency, sales to EMEA slightly decreased year-over-year as Europe, overall, remained a challenging market due to weaker currencies and economic uncertainties. That slight year-over-year decline in sales in the EMEA region comes from our Protocol-layer product line.

In fiscal 2015, our bookings were also negatively affected by a stronger US dollar, compared to the Canadian dollar and euro. In fiscal 2015, the year-over-year decrease in total bookings comes from our Protocol-layer product line; this more than offset the increase in bookings for our Physical-layer product line in the Americas and Asia-Pacific.

In addition, in fiscal 2015, our sales and bookings for our Protocol-layer product line were negatively affected by the management of more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles.

Finally, in fiscal 2015, we faced increased competition and pricing pressure, compared to 2014, which negatively affected our sales and bookings year-over-year.

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2016	2015	2014

Americas	55%	54%	53%
EMEA	25	26	28
APAC	20	20	19
	100%	100%	100%

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 67 of this document)

Gross margin before depreciation and amortization (gross margin) amounted to 62.6%, 61.7% and 62.4% of sales in fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, our gross margin was favorably affected by a richer product mix within our protocol-layer product line. Namely, year-over-year sales increases for our transport and datacom products, as well as the recognition of orders for our EXFO Xtract software analytics solution, had a positive impact on our gross margin in fiscal 2016, compared to 2015; this was offset in part by an unfavorable product mix within our physical-layer product line year-over-year.

In addition, in fiscal 2016, we recorded lower inventory write-off compared to 2015, which contributed to increase our gross margin by 0.2% year-over-year.

Furthermore, in fiscal 2015, we recorded $0.3 million in restructuring charges in the cost of sales (nil in 2016), which negatively affected our gross margin for that year (0.1%).

Finally, in fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

Fiscal 2015 vs. 2014

In fiscal 2015, our gross margin was unfavorably affected by product mix compared to 2014 as our Physical-layer product line represented a larger portion of our sales year-over-year and this product line delivers lower margins than our Protocol-layer product line.

In addition, the decrease in our gross margin year-over-year comes from foreign exchange losses on our forward exchange contracts, which reduced our sales and negatively affected our gross margin by 0.3% compared to 2014.

Furthermore, in fiscal 2015, we faced increased competition and pricing pressure for some product lines, compared to 2014, which negatively affected our gross margin year-over-year.

Finally, in fiscal 2015, we recorded $0.3 million in restructuring charges in the cost of sales (nil in 2014), which negatively affected our gross margin for that year (0.1%).

However, in fiscal 2015, we reported lower inventory write-down compared to the same period last year, which increased our gross margin by 0.2% year-over-year.

In addition, in fiscal 2015, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES (excluding unusual charge, which represents bad debt expenses arising from the revision (see Note 1 to the consolidated financial statements included in this Annual Report on Form 20-F/A))

Selling and administrative expenses amounted to $82.2 million, $82.2 million and $86.4 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of sales, selling and administrative expenses amounted to 35.3%, 37.0% and 37.4% for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, our selling and administrative expenses were positively affected by the significant increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in Canadian dollars and euros, and we report our results in US dollars, and the positive impact of our 2015 restructuring plan. In addition, our 2015 restructuring plan resulted in severance expenses of $0.6 million (or 0.3% of sales) recorded in the fourth quarter of 2015 (nil in 2016); these elements offset inflation, salary increases and increased commission expenses on increased sales.

As percentage of sales, our selling and administrative expenses decreased in fiscal 2016 compared to 2015 as these expenses were flat year-over-year and our sales increased.

Fiscal 2015 vs. 2014

In fiscal 2015, selling and administrative expenses included $0.6 million or 0.3% of sales, in restructuring charges compared to nil in 2014.

Otherwise, in fiscal 2015, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and to tight control on expenses, which more than offset inflation and salary increases.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $47.9 million, $50.1 million and $52.4 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of sales, gross research and development expenses amounted to 20.6%, 22.6% and 22.7% for fiscal 2016, 2015 and 2014 respectively, while net research and development expenses accounted for 18.4%, 19.8% and 19.4% of sales for these respective years.

Fiscal 2016 vs. 2015

In fiscal 2016, the year-over-year significant increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in Canadian dollars and euros, and we report our results in US dollars. In addition, the 2015 restructuring plan positively affected our gross research and development expenses in 2016. Finally, our 2015 restructuring plan resulted in severance expenses of $0.8 million (or 0.3% of sales) in 2015 versus nil in 2016. However, these positive effects year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to 2015.

As percentage of sales, our gross research and development decreased in fiscal 2016 compared to 2015 as these expenses decreased year-over-year and our sales increased.

Fiscal 2015 vs. 2014

In fiscal 2015, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these latter two currencies and we report our results in US dollars.

In fiscal 2015, excluding the positive currency impact year-over-year, inflation, salary increases, as well as a shift in the mix and timing of research and development projects slightly increased our gross research and development expenses, compared to 2014.

In addition, in fiscal 2015, our gross research and development expenses included $0.8 million, or 0.3% of sales, in restructuring charges, compared to nil in 2014.

Tax Credits and Grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants by a Finnish technology organization on certain research and development projects conducted in Finland.

Tax credits and grants for research and development activities were $5.2 million, $6.1 million and $7.6 million for fiscal 2016, 2015 and 2014 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 10.8%, 12.3% and 14.5% for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

The decrease in our tax credits and grants in fiscal 2016, compared to 2015, results from the decrease in our gross research and development expenses, the shift in mix of eligible projects, namely in Finland, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2016, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2015, mainly comes from the shift in mix of eligible projects.

Fiscal 2015 vs. 2014

The decrease in our tax credits and grants in fiscal 2015, compared to 2014, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In fiscal 2015, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to 2014, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment totaled $3.8 million, $4.8 million and $5.0 million for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

In fiscal 2016, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar had a positive effect on our depreciation expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past several years, we recorded intangible assets, primarily consisting of core technology, customer relationships and brand name. In addition, intangible assets include software. These intangible assets resulted in amortization expenses of $1.2 million, $2.9 million and $4.4 million for fiscal 2016, 2015 and 2014 respectively.

Fiscal 2016 vs. 2015

The decrease in our amortization expenses in fiscal 2016, compared to 2015, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

Fiscal 2015 vs. 2014

The decrease in amortization expenses in fiscal 2015, compared to 2014, is mainly due the core technology related to the acquisition of NetHawk Oyj, as well as the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

We reported a foreign exchange gain of $0.2 million in fiscal 2016, compared to $7.2 million in 2015 and $1.6 million in 2014.

Fiscal 2016

In fiscal 2016, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million during that period. The period-end value of the Canadian dollar slightly increased 0.3% versus the US dollar to CAD$1.3116 = US$1.00 in fiscal 2016, compared to CAD$1.3157 = US$1.00 at the end of the previous year. In fiscal 2016 the average value of the Canadian dollar versus the US dollar was CA$1.3278 = US$1.00.

Fiscal 2015

In fiscal 2015, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a significant foreign exchange gain of $7.2 million during the year. The period-end value of the Canadian dollar decreased 17.5% to CA$1.3157 = US$1.00 in fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous year, and decreased 3.0% to CA$1.4755 = €1.00 in fiscal 2015, compared to CA$1.4319 = €1.00 at the end of the previous year. In fiscal 2015, the average value of the Canadian dollar versus the US dollar was CA$1.2093 = US$1.00.

Fiscal 2014

In fiscal 2014, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $1.6 million during the year. The period-end value of the Canadian dollar decreased 3.0% compared to CA$1.0858 = US$1.00 in fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 2.7% compared to CA$1.4319 = €1.00 in fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year. In fiscal 2014, the average value of the Canadian dollar versus the US dollar was CA$1.0782 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars.

Fiscal 2016 vs. 2015

In fiscal 2016, the increase in the average value of the US dollar compared to the Canadian dollar, the euro and the Indian rupee year-over-year, resulted in a positive impact on our financial results. The average value of the US dollar increased 8.9%, 4.6% and 6.3% respectively year-over-year, compared to the Canadian dollar, the euro and the Indian rupee.

Fiscal 2015 vs. 2014

In fiscal 2015, the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year had a positive impact on our financial results. The average value of the US dollar in fiscal 2015 increased 10.8% and 14.5%, respectively, compared to the Canadian dollar and the euro.

UNUSUAL CHARGE

Unusual charge for fiscal 2015 and 2014 relates to bad debt expenses associated with a single trade receivable account. See "Note 1, Revision of Consolidated Financial Statements" to our consolidated financial statements for the year ended August 31, 2016.

INCOME TAXES

In fiscal 2016, we reported income tax expenses of $7.8 million on earnings before income taxes of $16.7 million, compared to income tax expenses of $5.0 million on earnings before income taxes of $9.9 million in 2015 and income tax expenses of $4.3 million on earnings before income taxes of $4.5 million in 2014.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 18 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2016, cash and short-term investments totaled $47.3 million, while our working capital was at $85.1 million. Our cash and short-term investments increased $19.9 million in fiscal 2016, compared to 2015. In fiscal 2016, we generated $24.4 million in cash flows from operating activities and we recorded an unrealized foreign exchange gain on our cash and short-term investment of $1.6 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. Otherwise, in fiscal 2016, we made cash payments of $4.4 million and $1.6 million respectively for the purchase of capital assets and the redemption of share capital.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at August 31, 2016, cash balances included an amount of $23.3 million that bears interest at an annual rate of 1.2%.

We believe that our cash balances and short-term investments of $47.3 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our share repurchase program. In addition to these assets, we have unused available lines of credit totaling $14.9 million for working capital and other general corporate purposes, and unused lines of credit of $21.6 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, restructuring charges and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

As at August 31, 2016, our commitments under operating leases amount to $3.3 million in 2017, $1.8 million in 2018, $0.8 million in 2019, $0.7 million in 2020 and $1.7 million in 2021 and after, for total commitments of $8.3 million.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $24.4 million in fiscal 2016, compared to $6.5 million in 2015 and $19.8 million in 2014.

Fiscal 2016 vs. 2015

Cash flows provided by operating activities in fiscal 2016 were attributable to the net earnings after items not affecting cash of $20.7 million, and the positive net change in non-cash operating items of $3.6 million. This was mainly due to the positive effect on cash of the decrease of $2.7 million in our accounts receivable due to the timing of receipts and sales during the year, the $0.9 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the year, and the $4.9 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect on cash of the $4.7 million increase in our inventories to meet future demand, and the negative effect on cash of the increase of $0.3 million in our prepaid expenses due to timing of payments during the year.

Fiscal 2015 vs. 2014

Cash flows provided by operating activities in fiscal 2015 were attributable to the net earnings after items not affecting cash of $11.4 million, offset in part by the negative net change in non-cash operating items of $4.9 million; this was mainly due to the negative effect on cash of the increase of $10.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $2.1 million in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, and the negative effect on cash of the increase of $1.0 million in our prepaid expenses due to timing of payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $0.8 million in our inventories due to improved inventory turns during the year and the increase of $8.1 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Investing activities

Cash flows used by investing activities amounted to $7.0 million in fiscal 2016, compared to $2.3 million in 2015 and $8.9 million in 2014.

Fiscal 2016

In fiscal 2016, we paid $4.4 million for the purchase of capital assets and we acquired (net of disposal) $2.6 million worth of short-term investments.

Fiscal 2015

In fiscal 2015, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.6 million worth of short-term investments.

Fiscal 2014

In  fiscal 2014, we acquired (net of disposal) $1.0 million worth of short-term investments and we paid $7.9 million for the purchase of capital assets, including the assets of ByteSphere and Aito.

Financing activities

Cash flows used by financing activities amounted to $1.6 million in fiscal 2016, compared to $25.5 million in 2015 and $1.0 million in 2014.

Fiscal 2016

In fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $1.6 million.

Fiscal 2015

In fiscal 2015, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.5 million.

Fiscal 2014

In fiscal 2014, we redeemed share capital under our share repurchase program for a cash consideration of $0.9 million and repaid $0.3 million of our long-term debt. However, we received $0.2 million from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2016, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2016 to August 2017	$22,200,000	1.2784
September 2017 to August 2018	9,900,000	1.3367
September 2018 to December 2018	1,900,000	1.3639
Total	$34,000,000	1.3002

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2016 to August 2017	$3,800,000	70.92

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4.2 million and $0.1 million as at August 31, 2015 and 2016 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3116 = US$1.00 as at August 31, 2016.

SHARE CAPITAL

As at November 14, 2016, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,799,383 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2016, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.4 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at August 31, 2016, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

Critical Judgments in Applying Accounting Policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed and the functional currency is not obvious, we use our judgment to determine the functional currency.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical Estimates and Assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

As at August 31, 2016, we had deferred income tax assets in the balance sheet in the amount of $4.6 million for operating losses in the United States. In order to recover these deferred income tax assets, we need to generate approximately $13.5 million in pre-tax earnings in the United States, and in order to do so over the estimated recovery period of four years, we must generate pre-tax earnings compound annual growth rate (CAGR) of 2%, which we believe is probable. Our losses in the United States can be carried forward over a twenty-year period.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2016, our non-refundable research and development tax credits recognized in the balance sheet amounted to $37.2 million. In order to recover these non-refundable research and development tax credits, we need to generate approximately $240 million (CA$315 million) in pre-tax earnings at the Canadian federal level and approximately $12 million at the Canadian provincial level. In order to generate $240 million in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 12 years, we must generate a pre-tax earnings CAGR of 2%, which we believe is probable.
 Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO's value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with discounted cash flows.

In the fourth quarter of fiscal 2016, we performed our annual goodwill impairment test for our two CGUs, EXFO and Brix.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following two CGUs:

EXFO CGU	$8,663,000
Brix CGU	13,265,000
Total	$21,928,000

In performing the goodwill impairment review of both CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of the EXFO CGU, we used a market approach, which is based on sales multiples within the range of 0.7 to 3.7 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the EXFO CGU. To calculate the recoverable amount of the Brix CGU, we also applied a similar market approach, based on sales multiples for comparable businesses, which also ranged from 0.7 to 3.7 times sales. Furthermore, as the sales and operations of the EXFO CGU constitutes the significant majority of our sales and operations, we also compared the carrying amount of the EXFO CGU to EXFO's overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the Brix CGU. Based on this calculation, we calculated a recoverable amount which resulted in an implied sales multiple that was within the 0.7 to 3.7 times range, as used in the market approach described above.

As at August 31, 2016, the recoverable amount for both CGUs exceeded their carrying value. The recoverable amount of EXFO CGU and Brix CGU would equal their carrying value using sales multiples of 0.6 and 0.7 time sales respectively.

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. We will adopt this new standard on September 1, 2018. We are currently assessing the impact that the new standard will have on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We are currently assessing the impact that the new standard will have on our consolidated financial statements and whether or not early adopt the new standard.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; gradually evolved from a supplier of dedicated test instruments to a supplier of end-to-end solutions, focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

Our business is subject to the effects of general global and regional economic conditions, particularly conditions in the telecommunications test, service assurance and analytics markets. In the past, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced or delayed capital spending in the Americas, Europe, Middle East and Africa as well as Asia-Pacific regions. Global and regional economic conditions continue to be volatile and uncertain as reflected by Britain's decision to exit the European Union. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse impacts on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, service assurance and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue.

Our functional currency is the Canadian dollar. We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros, while a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars and currencies such as euros, British pounds, Rupees (India) and CNY (China). As a result, even though we manage our exposure to currency risk to some extent with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian Rupees) and certain cost of sales and operating expenses denominated in currencies other than the Canadian dollar, namely the US dollars and euros, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar - Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results. Foreign exchange rate fluctuations also flow through the statement of earnings line items as a significant portion of cost of sales and our operating expenses are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results.

Risks and uncertainties related to the telecommunications test, service assurance and analytics industry involve the rapid and timely development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size, trends and customer needs; the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability; and the challenge of retaining highly skilled employees.

Given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, inter-company transfer price audits, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

While strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions will require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our Annual Report, on Form 20-F/A published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, unusual charge, and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Years ended August 31,
	2016	2015	2014

IFRS net earnings for the year	$8,900	$4,857	$256

Add (deduct):

Depreciation of property, plant and equipment	3,814	4,835	4,995
Amortization of intangible assets	1,172	2,883	4,398
Interest and other income	(828)	(155)	(326)
Income taxes	7,764	5,036	4,286
Restructuring charges	–	1,637	–
Unusual charge (1)	–	603	720
Stock-based compensation costs	1,378	1,295	1,696
Foreign exchange gain	(161)	(7,212)	(1,634)
Adjusted EBITDA for the year	$22,039	$13,779	$14,391

Adjusted EBITDA in percentage of total sales	9.5%	6.2%	6.2%

(1)
We have amended the calculation of adjusted EBITDA to include an adjustment for the unusual charge associated with bad debt expense, as described in Note 1, Revision to Consolidated Financial Statements, to our consolidated financial statements on the basis that the charge is not considered typical for our historical or future operating performance.

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
 (tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2016
Sales	$55,232	$53,597	$60,896	$62,858	$232,583
Cost of sales (2)	$20,137	$18,904	$23,880	$24,145	$87,066
Net earnings	$1,766	$3,963	$919	$2,252	$8,900
Basic net earnings per share (3)	$0.03	$0.07	$0.02	$0.04	$0.17
Diluted net earnings per share	$0.03	$0.07	$0.02	$0.04	$0.16

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2015
Sales	$56,724	$50,990	$57,781	$56,594	$222,089
Cost of sales (2)	$21,237	$19,546	$22,281	$21,975	$85,039
Net earnings	$1,481	$931	$563	$1,882	$4,857
Basic net earnings per share (3)	$0.02	$0.02	$0.01	$0.03	$0.09
Diluted net earnings per share	$0.02	$0.02	$0.01	$0.03	$0.08

(1)
Quarterly financial information has been derived from our unaudited interim condensed financial statements, which are prepared in accordance with the IFRS, as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting". The presentation currency is the US dollars, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.
(3)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Quarterly Sales Analysis

Overall in fiscal 2016, our sales increased 4.7% to $232.6 million comparted to $222.1 million in 2015. Refer to section ''Sales and bookings'' elsewhere in this document for explanations about the year-over-year annual increase in sales. On a quarterly basis, our sales fluctuate from quarter to quarter due to timing and magnitude of orders.

Fourth-Quarter Results

Gross margin

In the fourth quarter of fiscal 2016, our gross margin reached 61.6%, compared to 61.2% for the same period last year.

In the fourth quarter of fiscal 2016, our gross margin was favorably affected by a richer product mix within our protocol-layer product line. Namely, the year-over-year sales increase for our transport and datacom products had a positive impact on our gross margin in the fourth quarter of fiscal 2016, compared to the same period last year; this was offset in part by an unfavorable product mix within our physical-layer product line year-over-year.

In addition, in the fourth quarter of fiscal 2015, we had recorded $0.3 million in restructuring charges in the cost of sales (nil in 2016), which had negatively affected our gross margin for that quarter in 2015 (0.5%).

However, in the fourth quarter of fiscal 2016, we recorded higher inventory write-off compared to the same period last year, which contributed to reduce our gross margin by 1.0% year-over-year.

Net earnings

Net earnings amounted to $2.3 million, or $0.04 per diluted share, in the fourth quarter of fiscal 2016, compared to $1.9 million, or $0.03 per share, for the same period last year.

First, in the fourth quarter of fiscal 2016, higher gross margin in dollars (on higher sales) compared to the same period last year increased our net earnings $4.1 million year-over-year.

However, in the fourth quarter of fiscal 2016, our operating expenses (selling, administrative, net R&D, depreciation and amortization expenses) were $1.2 million higher compared to the same period last year, which included restructuring charges of $1.3 million; excluding restructuring charges, operating expenses would have increased $2.5 million year-over-year. General inflation and salary increases as well as higher commissions to our sales channels on higher sales explain the year-over-year increase in operating expenses in the fourth quarter of fiscal 2016; this was offset in part by the positive effect of the increase of the average value of the US dollar compared to the Canadian dollar and the euro.

In addition, in the fourth quarter of fiscal 2016, we recorded a foreign exchange loss of $0.3 million compared to a gain of $2.4 million for the same period last year due to the fluctuation of the period-end foreign exchange rates; this resulted in a $2.7 million decrease in our net earnings year-over-year.

Finally, in the fourth quarter of fiscal 2016, we recorded an income tax expense of $2.2 million compared to $1.6 million for the same period last year, which decrease our net earnings year-over-year.

Quebec City, Canada, November 1, 2016

RE: Annual General Meeting of Shareholders

Dear Shareholder,
Please be advised that my annual Letter to Shareholders will be available on our website (EXFO.com/AR2016), beginning on November 28, 2016.
In the meantime, I would like to invite you to our upcoming Annual General Meeting. Consider this letter as a formal invitation to attend our Meeting, which will be held on January 11, 2017, 9:00 a.m., at the St. Andrews Club & Conference Centre, Room Caledonia (27th floor), located at 150 King Street West, in Toronto.
Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders.
It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY TELEPHONE OR ELECTRONICALLY OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY BY FAX OR EMAIL OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.
On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.
Sincerely,

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Inc.

EXFO Inc.

_________________________

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Wednesday, January 11, 2017, at the St. Andrew's Club & Conference Centre, Caledonia Room (27th Floor), 150 King Street West, Toronto, Ontario, Canada for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2016, and the Auditor's report thereon;
2.	to elect Directors of the Corporation;
3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;
4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Enclosed is a copy of the 2016 consolidated financial statements, management's discussion and analysis and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.
DATED at Quebec, Province of Quebec, this 1st day of November, 2016.

BY ORDER OF THE BOARD OF DIRECTORSà

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to vote by telephone or electronically or to complete the enclosed proxy form and return it by fax, email or in the envelope provided. To be valid, votes or proxies must reach the office of CST Trust Company, no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to CST website www.canstockta.com/financialstatements and input code 1629a..

❑ I would like to receive quarterly financial statements
❑ I do not want to receive annual financial statements

❑ I would like to receive future mailings by email at ______________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

________________________________________________  __________________
Signature(s)                                                                                                                                                           Date

Please sign exactly as your name(s) appear on this proxy.  Please see reverse for instructions. All proxies must be received by January 19th, 2017 at 5:00 p.m. (Eastern time).

Appointment of Proxyholder

I/We, being holder(s) of subordinate voting shares of EXFO Inc. (the "Company"), hereby appoint: Germain Lamonde, President and Chief Executive Officer, or, failing him, Pierre Plamondon, Vice-President, Finance and Chief Financial Officer OR

__________________________________________________________________________________________
Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Toronto Time) on January 11, 2017, at the St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Caledonia Room, Toronto, Ontario, Canada (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1 and 2. Please use a dark black pencil or pen.
1. Election of Directors	FOR	WITHHOLD
1. Pierre-Paul Allard	☐	☐
2. François Côté	☐	☐
3. Germain Lamonde	☐	☐
4. Angela Logothetis	☐	☐
5. Claude Séguin	☐	☐
6. Randy E. Tornes	☐	☐
2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors	☐	☐
Control Number

How to Vote
Proxy Form – Annual Meeting of Shareholders of EXFO Inc. to be held on January 11, 2017 (the "Meeting") Notes to Proxy	INTERNET • Go to www.cstvotemyproxy.com • Cast your vote online • View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
1.  This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

To vote using your smartphone, please scan this QR Code è
2.  If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL
3.  Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

• Complete and return your signed proxy in the envelope provided or send to: CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1
4.  If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.
• You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxy@canstockta.com

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

 An undated proxy is deemed to be dated on the day it was received by CST.

 If you wish to receive investor documents electronically in future, please visit www.canstockta.com/electronicdelivery to enrol.

All proxies must be received by January 10, 2017 at 5:00 p.m. (Eastern time).

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

November 1, 2016

VOTING INFORMATION AND PROXIES
Solicitation of Proxies
Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders
Voting of Proxies
Voting Shares and Principal Holders Thereof
Electronic Delivery
BUSINESS TO BE TRANSACTED AT THE MEETING
Presentation of the Financial Statements
Election of the Directors and Nomination Process
Appointment and Remuneration of Auditors
NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation Discussion and Analysis
Compensation Elements
CEO Performance Compensation during Last Three (3) Financial Years
Summary Compensation Table of Named Executive Officers
Incentive Plan Awards
Pension Plan Benefits
Termination and Change of Control Benefits
Compensation of Directors
Securities Authorized for Issuance under Equity Compensation Plans
PERFORMANCE GRAPH
DIRECTORS AND OFFICERS' LIABILITY INSURANCE
REPORT ON CORPORATE GOVERNANCE PRACTICES
Corporate Governance Developments in Canada
EXFO's Corporate Governance Practices
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A

EXFO Inc.
MANAGEMENT PROXY CIRCULAR

VOTING INFORMATION AND PROXIES

Solicitation of Proxies

This Management Proxy Circular ("Circular") is provided in connection with the solicitation by the Management of EXFO Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual General Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in  the  accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the  information contained herein is given as at November 1, 2016.

It is expected that the solicitation will be made primarily by mail and e-mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, votes or proxies must be received at the Toronto, Canada office of CST Trust Company, 320 Bay Street, B1 Level, Toronto, ON, M5H 4A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation's transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted "FOR" in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters. A shareholder desiring to vote by telephone should call 1-888-489-7352 or to vote electronically must go to the following site: www.cstvotemyproxy.com and enter the personalized 13-digit e-voting control number printed on the enclosed Form of Proxy and follow the instructions on the screen or otherwise fax or e-mail or mail the enclosed Form of Proxy.

Voting Shares and Principal Holders Thereof

As at November 1, 2016, 22,799,383 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares of the Corporation entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one (1) vote and the holder of Multiple Voting Shares is entitled to ten (10) votes for each share registered in his or her name at the close of business on November 14, 2016, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within ten (10) days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CST Trust Company, the transfer agent of the Corporation, 2001 Robert-Bourassa Boulevard, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as at November 1, 2016, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares		Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)		Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	4,316,247	(2)	18.93%	31,643,000	(3)	100%	94.55%
EdgePoint Investment Group, Inc.	4,193,500		18.39%	–		–	1.24%

(1)	The holder of Multiple Voting Shares is entitled to ten (10) votes for each share.
(2)	Mr. Lamonde exercises control over 4,000,000 Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde.
(3)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

Electronic Delivery

The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation's website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Circular and the Corporation's annual consolidated financial statements together with the auditor's report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.EXFO.com). Accordingly, such documentation will not be sent to such shareholders in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditor's report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by visiting CST Trust Company's web site: www.canstockta.com/electronicdelivery. Unregistered shareholders (i.e. shareholders whose shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2016 and the auditor's report thereon will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors and Nomination Process

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 5 to 10 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Darryl Edwards, who has served as a director of the Corporation since September 2011, will be retiring as a director and is therefore not standing for re-election.

Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specifies on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

The Corporation's Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes "withheld" than votes "for" such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by  the  Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting during which the election was held. A copy of the Majority Voting Policy is available on the Corporation's website (www.EXFO.com).

The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become members of the Board of Directors, and making recommendations to the Board of Directors as to selection of director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among others, the competencies and skills that: (i) the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current board members such as financial literacy, proficiency with test, service assurance and network visibility solutions and technologies, telecommunications industry experience, international business experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual general meeting of the shareholders. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors' committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE

  St-Augustin-de-Desmaures,
   Quebec, Canada
  Director since September 1985
  Not Independent (Management)
  Principal Occupation:
  Chairman of the Board of Directors,
  President and Chief Executive Officer
  of the Corporation

Germain Lamonde, a founder of EXFO, has been President and Chief Executive Officer of EXFO since its inception in 1985. He has also been Chairman of the Board since EXFO went public in 2000. Responsible for the overall management and strategic direction of EXFO, Mr. Lamonde has grown the company from the ground up into a global leader in the test, service assurance and analytics markets. Mr. Lamonde has served on the board of directors of several organizations such as the Canadian Institute for Photonic Innovations, the POLE QCA Economic Development Corporation, the National Optics Institute of Canada (INO) and Université Laval in Quebec City, to name a few. Mr. Lamonde has also been involved in numerous charity organizations such as United Way and served as honorary President for the Leucan Shaved Head initiative for the Quebec City Region. Germain Lamonde holds a bachelor's degree in engineering physics from the University of Montreal's School of Engineering (École Polytechnique), a master's degree in optics from Université Laval, and is also a graduate of the Ivey Executive Management Program offered by the University of Western Ontario.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)		Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2016	4,316,247 (4)	31,643,000 (5)	53,261		36,012,508	118,841,276

(1)	From September 1, 2015 until November 1, 2016, Mr. Lamonde attended five (5) board meetings in person and one (1) board meeting by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Mr. Lamonde exercises control over 4,000,000 of Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde.
(5)
Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.

PIERRE-PAUL ALLARD

Pleasanton, California, USA
Director since September 2008
Independent
Principal Occupation:
Senior Vice-President, Worldwide Sales and
President Global Field Operations,
Check Point Software Technologies Inc. (1)

Pierre-Paul Allard was appointed a member of our Board of Directors in September 2008 and has been a board member of many other technology companies in Canada and in the US. Mr. Allard is Senior Vice-President, Worldwide Sales and President Global Field Operations at Check Point Software Technologies Inc. As Chief Revenue Officer, Mr. Allard is responsible for all go-to-market at Check Point. Prior to joining Check Point in July 2016, Mr. Allard led the go to market and sales teams at Avaya Inc. for 4 years. Prior to this, he worked for nineteen (19) years at Cisco Systems, Inc., where he most recently held the position of Vice-President, Sales and Operations, Global Enterprise. Previously, Mr. Allard was President of Cisco Systems Canada, and before that he held various management roles at IBM Canada for twelve (12) years. In 2002, Mr. Allard co-chaired the Canadian e-Business Initiative, a private-public partnership aiming to measure the role e-Business plays in increasing productivity levels, job creation and competitive position. In 1998, he was the laureate of the Arista-Sun life Award, for Top Young Entrepreneur in Large Enterprise, conferred by the Montreal Chamber of Commerce. In 2003, he received the Queen's Golden Jubilee Medal, which highlights significant contributions to Canada. In the same year, he was also awarded the prestigious Trudeau Medal from the University of Ottawa, Telfer School of Management. Pierre-Paul Allard holds a bachelor's and masters' degree in business administration from the University of Ottawa, Canada.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 4/5 4/5 4/5	83% 80% 80% 80%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	8,000	48,883	56,883	187,714

(1)	Check Point Software Technologies Inc. is an international provider of software products for IT security, including network security, endpoint security, data security and security management
(2)	From September 1, 2015 until November 1, 2016, Mr. Allard attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a Bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya and Lumenpulse Inc. (LMP) as well as the Advisory Board of the McGill Centre for the Convergence of Health and Economics (MCCHE). He is also Chairman of the Board for Norda Stelo, Vice-President of the Board of the Foundation Dr. Julien and Board member of the Fondation Martin Matte. In June 2013, Mr. Côté was named Honourary Lieutenant-Colonel of the Canadian Armed Forces' 34th Signal Regiment.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 5/5	83% 100% 100% 100%	Lumenpulse Inc.
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	3,000	10,809	13,809	45,570

(1)	From September 1, 2015 until November 1, 2016, Mr. Côté attended five (5) board meetings in person and no board meeting by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

ANGELA LOGOTHETIS
Bath United Kingdom Proposed nominee for Director to the January 2017 shareholders' meeting Independent Principal Occupation: Vice-President, Head of Technology and Services Amdocs (1)

Angela Logothetis has more than 25 years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past 10 years. Ms. Logothetis is the Head of Network Strategy, Technology and Services for Amdocs. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of NSW, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	N/A N/A N/A N/A	N/A N/A N/A N/A	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	–	–	–

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	Ms. Logothetis, if elected, will join our Board of Directors on January 11, 2017. Hence, from September 1, 2015 until November 1, 2016, Ms. Logothetis did not attend any meetings.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Special Advisor to the Founder and Executive Chairman, CGI Group Inc. (1)

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin is currently Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services. He was, until October 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Québec from 1987 to 1992, in addition to Assistant Deputy Finance Minister. Prior to that, he has been Director of Planning and Assistant Director of Social Programs at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal and Centraide of Greater Montreal Foundation as well as being Chairman of the Board of Finance – Montreal, an organization regrouping financial institutions in the Province of Quebec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	21,755	21,755	71,792

(1)	CGI Group Inc. is an information technology consulting, systems integration, outsourcing and solutions company.
(2)	From September 1, 2015 until November 1, 2016, Mr. Séguin attended five (5) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Strategic Alliances, Juniper Networks (1)

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Prior to his current role at Juniper, he was the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 4/5	83% 100% 100% 80%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2016	–	49,463	49,463	163,228

(1)	Juniper Networks is a manufacturer of networking equipment.
(2)	From September 1, 2015 until November 1, 2016, Mr. Tornes attended four (4) board meetings in person and one (1) board meeting by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

None of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2016.

The following is a discussion of the compensation arrangements with the Corporation's Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Financial Officer ("CFO") and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000, (collectively with the CEO, COO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2016 were Mr. Germain Lamonde (CEO), Mr. Philippe Morin (COO), Mr. Pierre Plamondon (Vice-President, Finance and CFO), Mr. Jon Bradley (Vice-President, Sales — Europe Middle East and Africa) and Mr. Dana Yearian (Vice-President, Sales — Americas).

Members of the Human Resources Committee

During the financial year ended August 31, 2016, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Mr. Pierre-Paul Allard
•	Mr. Darryl Edwards
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. Pierre-Paul Allard has held management and executive positions for the last thirty (30) years. Mr. Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years and he is the Chairman of the Human Resources Committee of Lumenpulse Inc. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Mr. Darryl Edwards has held a number of senior executive leadership positions in the last thirty (30) years. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the President and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2015 to August 31, 2016, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the CEO and Vice-President, Human Capital of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Annual Report.

From September 1, 2015 to November 1, 2016, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee except Mr. Allard and Mr. Edwards, each of whom were absent at one (1) meeting. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2015 to November 1, 2016:

Meeting	Main Activities of the Human Resources Committee
October 7, 2015	●	Review of the Business Performance Measures results for the financial year ended August 31, 2015;
	●	Review of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2015;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2015 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2015;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.
January 6, 2016	●	Review and approval of the Business Performance Measures for the financial year started September 1, 2015;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2015, including the CEO objectives;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2015;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2015;
	●	Global Compensation Review;
	●	Leadership program;
	●	Talent Management.
March 29, 2016	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2015;
	●	Review of the Key Human Capital Initiatives;
	●	Executive Compensation Review;
	●	Leadership program;
	●	Review of the selection criteria for Board Members;
	●	Review of the Talent Management.
June 29, 2016	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2015 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the Short-Term Incentive Plan of the remaining executive officers for the financial year started September 1, 2015;
	●	Update on the Global Compensation Review;
	●	Update on the Management Structure Review;
	●	Update on the Talent Management Review;
	●	Review of the Key Human Capital Initiatives.
October 12, 2016	●	Review of the Business Performance Measures results for the financial year ended August 31, 2016;
	●	Review of the Business Performance Measures for the financial year started September 1, 2016;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2016;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2016;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2016 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the stock-based compensation plan for the sales force delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the quantum for the stock-based compensation plan for the performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2016;
	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2016;
	●	Review and approval of the CEO objectives and compensation plan;
	●	Review of the Risk Assessment of Executive Compensation disclosure obligations.

Compensation Plan Control - Compensation Consultant and Internal Review

As a general practice, the Corporation's relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – "Benchmarking".

In 2016, the Corporation engaged Willis Towers Watson to perform an executive total compensation review (hereinafter in this Annual Report referred to as the "Target Compensation Positioning"). The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Annual Report referred to as the "Target Total Compensation"). Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy. In 2016, eleven (11) executive positions were covered by the executive total compensation review, eight (8) located in Canada and three (3) outside of Canada.

In 2015, the Corporation relied on the benchmarking activities and on the work accomplished in previous years. In 2013 and 2014, as in 2016, Willis Towers Watson was engaged to perform the Target Compensation Positioning as described in the above paragraph. Willis Towers Watson also provided recommendations regarding the short-term incentive and long-term incentive compensation design of the Corporation and assessed the competitiveness of the compensation offered to the independent Directors of the Board and proposed changes to ensure alignment with market practices.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2016, this practice continued and certain compensation adjustments were made as have been made in previous years. Notably, in 2012, the Human Resources Committee, after the evaluation of the share ownership of the CEO, determined that the CEO should no longer receive equity-based compensation within his compensation since the share ownership of the CEO is sufficient and equity-based compensation is no longer reasonably considered as an incentive to performance. Accordingly, it was decided that the base salary of the CEO would be adjusted over a period of four (4) years starting from the financial year started September 1, 2012.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or Management.

For the financial year that ended on August 31, 2016, the Human Resources Committee retained the services of Willis Towers Watson for an analysis on executive officers' compensation.

For the financial years that ended on August 31, 2015 and 2016, the Corporation also retained the services of Willis Towers Watson, Eckler, 37-2 Conseil Inc. (now Normandin Beaudry), Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, Morneau Shepell, OPEX Conseils, SMA Transformation, and SPB Organizational Psychology for services which were not related to executive compensation. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States, Finland and United Kingdom. The services provided by Eckler related to defined contribution pension plan analysis, retirement policy, governance and communication to employees. The services provided by 37-2 Conseil Inc. (now Normandin Beaudry) and OPEX Conseils concerned various work related to the logistic and the administration of compensation of sales employees including improvement of processes. The services provided by Aon related to the access to compensation data and surveys for sales employees in various countries. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Lee Hecht Harrison Knightsbridge and Morneau Shepell related to outplacement services.

The Corporation consulted Mercer for assistance with compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted SMA Transformation for assistance with employees' training. The Corporation consulted SPB Organizational Psychology for tests before promoting. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Willis Towers Watson, Eckler, 37-2 Conseil Inc. (now Normandin Beaudry), Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, Morneau Shepell, OPEX Conseils, SMA Transformation and SPB Organizational Psychology for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2015 and 2016 were as follows:

Type of Fee	Financial 2015 Fees	Percentage of Financial 2015 Fees	Financial 2016 Fees	Percentage of Financial 2016 Fees
Executive Compensation - Related Fees	CA$0,00	0%	CA$28,734	28%
All Other Fees	CA$115,333	100%	CA$175,202	72%
Total	CA$115,333	100%	CA$203,936	100%

Benchmarking

For the purpose of assessing the competitiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly-traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2016 with the guidance and advice from Willis Towers Watson.

•
Canada executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., ACCEO Solutions, AgJunction Inc, Atos IT Services and Solutions, Inc., Avigilon Corporation, Callian Technologies Ltd., Ciena, COM DEV International Ltd., Constellation Software inc., Evertz Technologies Ltd., GTECH, Open Text Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc., Vidéotron Ltée and Wi-Lan Inc.

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Avangate, BMC Software, CDK Global, Communications Systems, Crown Castle, Intelsat, Itron, Keysight Technologies, Laird Technologies, MTS Systems, Plexus, SAS Institute, SunGard Data Systems, Teradata, TomTom, Total System Services, Truphone, Verint Systems.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: BAE Systems Applied Intelligence, COLT Telecom, Flextronics, Fujitsu, Irdeto, McCain Foods, PepsiCo, Premier Food Group, QinetiQ, Qualcomm, Rentokil Initial, Talk Talk Group, Viacom.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A.Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd, ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd, AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KGaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company, Zurich Life Insurance.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the "size-adjusted" competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two (2) major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Willis Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

Guiding Principles for Compensation of Executive Officers

The Corporation's executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation's long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four (4) principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation's long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation's results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors' process.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2016, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2016, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

On October 9, 2012 the Human Resources Committee Charter was amended in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2016. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2016 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2016 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the President and CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan ("STIP"), or the Sales Incentive Plan ("SIP") for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation's financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the "Business Performance Measures") as well as the achievement of individual performance objectives ("Individual Performance Measures"). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors' levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2016 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, CEO	65.0%
Philippe Morin, COO	50.0%
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley, Vice-President, Sales — EMEA	70.0%
Dana Yearian, Vice-President, Sales — Americas	89.0%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	17.85%	US$232.6 million
Adjusted EBITDA (3)	45%	30.52%	US$22.0 million
Quality (4)	15%	12.75%	95%
Net Promoter Score (5)	5%	5.88%	70%
On-time delivery (4)	5%	4.22%	96.5%
Total	100%	71.22%

(1)
The corporate Adjusted EBITDA result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain.

(2)
For consolidated revenues metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the revenues attained in the previous financial year (US$222.1 million) up to the target defined at the beginning of the financial year (US$252.5 million).

(3)
For Adjusted EBITDA metric, results will be based on the achievement from 25% to 125%, calculated on a pro-rated basis, from the Adjusted EBITDA attained in the previous financial year (US$13.8 million) up to the target defined at the beginning of the financial year (US$33.1 million).

(4)
For quality and on-time delivery metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 50% and 91.7%, respectively, up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 125% and 99.7%, respectively.

(5)
For Net Promoter Score metrics, results will range from nil to 100% of the weight upon attainment of a minimum threshold of 45% up to the annual target defined at the beginning of the financial year and from 100% to 150% of the weight from such annual target to the maximum threshold of 72%.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2016 within the overall Individual Performance Measures:

Germain Lamonde, CEO
Elements of Individual Performance Measures[1]	Weight (from 0% to 160%)	Result (%)
Financial objectives
Corporate revenues	From 0% to 35%	25.70%
Corporate EBITDA	From 0% to 55%	17.85%
Strategic contribution
Merger and Acquisition activities aiming towards a Solutions oriented company	From 0% to 20%	18.00%
Establishment and implementation of a strategic plan that will result in revenue growth in identified services and products family	From 0% to 20%	15.50%
Customer Satisfaction	From 0% to 15%	11.63%
Employee Satisfaction	From 0% to 15%	13.50%
Total		102.18%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (102.18%)		72.77%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

Philippe Morin, COO
Elements of Individual Performance Measures		Weight (from 0% to 150%)	Result (%)
Financial objectives	Weight	From 0% to 70%	49.30%
Corporate EBITDA	40%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 80%	52.27%
Expending corporate revenues, profitability and positioning in selected strategic markets	30%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	30%
Positioning and transforming the Corporation to allow significant growth in Corporate EBITDA and revenues	20%
Total			101.57%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (101.57%)			72.34%

Pierre Plamondon, Vice-President, Finance and CFO
Elements of Individual Performance Measures		Weight (from 0% to 150%)	Result (%)
Financial objectives	Weight	From 0% to 70%	49.64%
Corporate EBITDA	40%
Corporate revenues	30%
Strategic contribution	Weight	From 0% to 80%	73.10%
Delivering the strategies and objectives under the NEO's responsibility as set forth in the Corporation's strategic plan	30%
Maintaining the highest standard and compliance in the Corporation's financial reporting; internal controls and corporate governance; corporate development and risk management	30%
Delivering a Strategic Contribution and Support in the Corporation's information technology management, investors relations and legal services	20%
Total			122.74%
Total of Business Performance Measures (71.22%) X Individual Performance Measures (122.74%)			87.41%

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward four (4) elements: three (3) elements are shareholder oriented (contribution margins, contribution margin growth and billings) and one (1) is based on specific objectives. The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Jon Bradley, Vice-President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	73,382	68,245
Bonus on Billings (2)	20,013	19,188
Bonus on Strategic Sales Objectives (3)	30,020	26,210
Long-Term Expansion Bonus (4)	10,007	9,376
Total	133,422	123,019

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the EMEA is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the quarterly billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the EMEA is based on the percentage of achievement from above 50% to 100% of the annual bookings targets of the specific product lines defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the specific product lines bookings targets for the territory of the EMEA above 100% is also payable.

(4)	The amount of bonus for the contribution margin growth targets for the territory of the EMEA in fiscal year 2017 is based on the percentage of such growth from above 5% to 15%.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	124,979	113,142
Bonus on Billings (2)	31,245	30,628
Bonus on Strategic Sales Objectives (3)	33,849	19,470
Long-Term Expansion Bonus (4)	18,226	18,226
Total	208,299	181,465

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement from above 35% to 100% of the quarterly contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the billings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the quarterly billings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% to 125% of the quarterly billings targets is also payable. Upon percentage of achievement above 125% of the quarterly billings targets, such corresponding exceeding portion of percentage achievement is added to the next quarter for the calculation of the amount of bonus and capped to 150% of achievement.

(3)
The amount of bonus for the attainment of the specific product lines bookings targets for the territory of the Americas is based on the percentage of achievement from above 50% to 100% of the annual bookings targets of the specific product lines defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the specific product lines bookings targets for the territory of the Americas above 100% is also payable.

(4)	The amount of bonus for the contribution margin growth targets for the territory of the Americas in fiscal year 2017 is based on the percentage of such growth from above 5% to 15%.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the "LTIP") for directors, officers, employees and other persons or companies providing ongoing management or consulting services ("Consultants") of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the "DSU plan") for non-employee directors of the Corporation.

Long-Term Incentive Plan

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants who provide services on a continuous basis with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the CEO who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005 and more recently in January 2016. Based on the recommendations of the Human Resources Committee, the LTIP was amended in January 2016 to better protect the interests of the directors, employees and officers (or their legal representatives) in circumstances of death, permanent disability and retirement. The terms of certain early vesting conditions and option period pursuant to the LTIP were modified as further detailed at the end of this section.

The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations. The Board of Directors or the Human Resources Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the LTIP in whole or in part. Accordingly, for the latest amendments in January 2016, the Corporation first submitted the LTIP's proposed changes and the applicable text of this Annual Report to the Toronto Stock Exchange and it is only once the proposed changes were accepted that the amendments were submitted to the Human Resources Committee for approval and to the Board of Directors for ratification. Any material amendment (including an increase in the maximum number of Subordinate Voting Shares covered by options or Restricted Share Units under the LTIP) or a reduction in the subscription price of an option (other than for standard anti-dilution purposes) or a change in the terms of a Restricted Share Unit award shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation. In addition to the foregoing, any material amendment to an award held by an insider, including a change in the subscription price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to shares beneficially owned by the insider. A material amendment to an award held by an insider does not include an accelerated expiry of an award or change of the time during which an award may first be exercised or vested or change of the time of an award, or any part thereof, will become exercisable or vest. The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Subordinate Voting Shares are issued following the exercise of options and the vesting of Restricted Share Units pursuant to the amended terms prior thereto.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares or the equivalent in cash to participating directors, officers, employees and consultants. Since January 6, 2016, the settlement of RSUs is made only by the issuance of Subordinate Voting Shares from treasury and are no longer settled from purchases on the secondary market or from payment of the equivalent in cash. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by each option or RSU, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2016, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the CEO since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, COO	50.0%	(2)
Pierre Plamondon, Vice-President, Finance and CFO	42.5%
Jon Bradley Vice-President, Sales ─ EMEA	42.5%
Dana Yearian, Vice-President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.
(2)	Current year base salary since he did not have a base salary for the previous year.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation's performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation's shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2016, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the CEO as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2016 there were no options granted and none outstanding.

The fair value at the time of grant of an RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2016, there were a total of 1,702,397 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.03 (CA$4.73) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 11.6% of the Corporation's issued and outstanding voting shares as of November 1, 2016. From this total, 3,816,126 Subordinate Voting Shares have been issued and 1,861,524 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 10.4% of the Corporation's issued and outstanding voting shares as of November 1, 2016, leaving 628,503 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 1.2% of the issued and outstanding voting shares as of November 1, 2016. All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase and RSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares reserved for issuance pursuant to options and RSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The maximum number of Subordinate Voting Shares that may be issued to insiders, within a one (1) year period, shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares and any one insider together with such insider's associates shall not be issued, within a one-year period, a number of Subordinate Voting Shares exceeding 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant or they will be forfeited.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2016	October 15, 2015	36,900	3.23	50% on each of the third and fourth anniversary dates of the grant.
	November 9, 2015	109,890	3.43
	January 13, 2016	151,400	3.00
	July 7, 2016	2,500	3.30
	August 15, 2016	10,000	3.33
	October 15, 2015	206,373	3.23

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 9, 2015	54,945	3.43
	Total	572,008
August 31, 2015	October 16, 2014	29,150	3.71	50% on each of the third and fourth anniversary dates of the grant.
	January 14, 2015	163,400	3.55
	March 31, 2015	5,000	3.78
	July 2, 2015	12,299	3.27
	October 16, 2014	197,726	3.71

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	July 2, 2015	1,946	3.27
	Total	409,521
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	336,685
August 31, 2013	October 16, 2012	30,006	5.06	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2013	145,750	5.61
	October 16, 2012	140,404	5.06

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	316,160
August 31, 2012	October 18, 2011	23,000	5.43	50% on each of the third and fourth anniversary dates of the grant.
	January 17, 2012	8,321	6.61
	January 18, 2012	122,000	6.47
	January 23, 2012	7,576	6.55
	April 3, 2012	2,571	7.06
	October 18, 2011	163,651	5.43

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	January 23, 2012	6,330	6.55
	April 3, 2012	1,429	7.06
	Total	334,878

If any vesting dates fall into any black-out period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such black-out period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares' proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. Before January 6, 2016, the LTIP provides that in the event of retirement or disability, any option held by an employee lapses thirty (30) days after the date of any such disability or retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP. In the event of death, any option held by the optionee lapses six (6) months after the date of death. Since January 6, 2016, in the event of permanent disability, as defined under the LTIP, any option held by the optionee lapses six (6) months after the date of permanent disability. In the event of death or permanent disability, the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer.

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

Before January 2016, the LTIP provides that any RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries: (i) for reasons not related to cause; (ii) because of death or permanent disability; or (iii) retirement. The LTIP was amended in January 2016 so that any RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP was also amended in January 2016 so that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU holder, the RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of an RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which an RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable.

The full text of the LTIP including the latest amendments of January 2016 is included in our 2016 Annual Information Form on Form 20-F under Exhibit 4.55, which will be available on or before November 28, 2016 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2015 to November 1, 2016, was 817,577 having a weighted average fair value at the time of grant of US$3.46 (CA$4.60) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At November 1, 2016, there were a total of 1,702,397 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.03 (CA$4.73) per RSU.

The RSUs may be redeemed for actual Subordinate Voting Shares or the equivalent in cash at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2016.

During the financial year ended August 31, 2016, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	109,890	19.21%	3.43	November 9, 2015	50% on each of the third and fourth anniversary dates of the grant.
	54,945	9.61%	3.43	November 9, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	29,046	5.08%	3.23	October 15, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Jon Bradley	26,575	4.65%	3.23	October 15, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	30,058	5.25%	3.23	October 15, 2015

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2016 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 20% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2018; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2018. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2019.

 The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2016:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
President and CEO (one (1) individual)	53,261	3.43%	5.43
Board of Directors (five (5) individuals)	–	–	–
Management and Corporate Officers (twelve (12) individuals)	893,467	57.59%	4.11

Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2016 and thereafter until November 1, 2016. As at November 1, 2016, there were no option granted and none outstanding.

Deferred Share Unit Plan

Introduced in October 2004 and effective as of January 2005, the Corporation's DSU Plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation's non-employee directors with those of its shareholders.

Under the Deferred Share Unit Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share. Any DSU issued is non-transferable.

The Deferred Share Unit Plan may be amended or terminated at any time and from time to time by the Board of Directors, with the prior approval of the competent regulatory authorities, provided that any such amendment or termination does not in any way infringe upon any rights of participants in respect of DSUs previously credited to the account of participants. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board of Directors, the DSUs are converted and paid in Subordinate Voting Shares that are either purchased on the open market or issued by the Corporation until January 2016 and since then they are issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP, which is 11.6% of the total issued and outstanding voting shares.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2016 was 44,970. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2016, there were a total of 159,127 DSUs credited and outstanding pursuant to the Deferred Share Unit Plan having a weighted average fair value at the time of grant of US$4.00 (CA$4.65).

During the financial year ended August 31, 2016, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
44,970	3.33	149,750	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2016:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (five (5) individuals)	159,127	100%	636,508	4.00

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2016, 44,970 DSUs and 572,008 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the Deferred Share Unit Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 6,306,153, which represents 11.6% of the Corporation's issued and outstanding voting shares as at November 1, 2016. As at November 1, 2016, the number of Subordinate Voting Shares reserved for future issuance is 628,503 representing 1.2% of the Corporation's issued and outstanding voting shares as at November 1, 2016.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the "SAR Plan"), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2012, January 2013, October 2013, January 2014, October 2014, January 2015, October 2015, January 2016 and October 2016.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2007, October 2008 and October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

From September 1, 2015 until November 1, 2016, 13,202 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2016, 7,800 SARs were granted to employees. As at August 31, 2016, there were 33,500 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation's benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation's CEO and Vice-Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table" and in the table provided under the heading "Termination and Change of Control Benefits".

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's CEO, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% (3% prior to January 2014) of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2014, 2015 and 2016 amounted to US$1,451,000, US$1,492,000 and US$1,374,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife) (previously Standard Life), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2014, 2015 and 2016, the Corporation made aggregate contributions of US$616,000, US$628,000 and US$622,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2016 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation's executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading "Short-Term Incentive Compensation". These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 16, 2012	October 17, 2016	0%
October 16, 2013	October 17, 2016	0%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

For the financial year ending August 31, 2012, we made a significant change to the CEO compensation structure. Following the evaluation of the share ownership of the CEO, it was decided by the Human Resources Committee that the CEO should no longer receive equity-based compensation within his compensation as the share ownership of the CEO has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2016	2015	2014	Three-Year Total
Cash
Base Salary	CA$700,000	CA$615,332	CA$557,767	CA$1,873,099
Short-Term Incentive	CA$331,115	CA$101,022	CA$214,300	CA$646,437
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$1,031,115	CA$716,354	CA$772,067	CA$2,519,536
Pension Value	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$1,031,115	CA$716,354	CA$772,067	CA$2,519,536
Annual Average	–	–	–	CA$839,845
Total Market Capitalization (CA$ millions) as at August 31 (1)	231.9	217.6	286.6	245.4
Total Cost as a % of Market Capitalization	0.44%	0.33%	0.27%	0.34%

(1)	In fiscal year 2015, the Corporation redeemed 6,521,739 subordinate voting shares under the Substantial Issuer Bid.

Summary Compensation Table of Named Executive Officers

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian, US and Singapore dollar and British pound value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, President and CEO	2016	527,188 (US) 700,000 (CA)	– –	(US) (CA)	–	249,371 331,115	(US) (CA)	–	–	–		776,559 1,031,115	(US) (CA)
	2015	508,833 (US) 615,332 (CA)	– –	(US) (CA)	–	83,537 101,022	(US) (CA)	–	–	–		592,370 716,354	(US) (CA)
	2014	517,313 (US) 557,767 (CA)	– –	(US) (CA)	–	198,757 214,300	(US) (CA)	–	–	–		716,070 772,067	(US) (CA)
Philippe Morin, COO	2016	296,905 (US) (6) 394,231 (CA)	564,844 749,999	(US) (CA)	–	107,388 142,589	(US) (CA)	–	–	6,879 9,135	(US) (CA)	976,016 1,295,954	(US) (CA)
Pierre Plamondon, Vice-President, Finance and CFO	2016	221,502 (US) 294,110 (CA)	91,220 121,122	(US) (CA)	–	82,291 109,266	(US) (CA)	–	–	9,064 12,035	(US) (CA)	404,077 536,533	(US) (CA)
	2015	235,665 (US) 284,990 (CA)	95,847 115,907	(US) (CA)	–	31,095 37,603	(US) (CA)	–	–	12,212 14,768	(US) (CA)	374,819 453,268	(US) (CA)
	2014	252,938 (US) 272,718 (CA)	100,465 108,321	(US) (CA)	–	69,448 74,879	(US) (CA)	–	–	11,667 12,579	(US) (CA)	434,518 468,497	(US) (CA)
Jon Bradley, Vice-President, Sales — EMEA	2016	179,973 (US) 238,968 (CA) 124,739 (£)	85,837 113,975 59,494	(US) (CA) (£)	–	123,019 163,344 85,264	(US) (CA) (£)	–	–	–		388,829 516,287 269,497	(US) (CA) (£)
	2015	193,664 (US) 234,198 (CA) 124,739 (£)	83,579 101,072 53,833	(US) (CA) (£)	–	78,315 94,706 50,442	(US) (CA) (£)	–	–	–		355,558 429,976 229,014	(US) (CA) (£)
	2014	200,594 (US) 216,280 (CA) 121,459 (£)	71,402 76,986 45,740	(US) (CA) (£)	–	116,563 125,678 70,579	(US) (CA) (£)	–	–	–		388,559 418,944 237,778	(US) (CA) (£)
Dana Yearian, Vice-President, Sales — Americas	2016	233,465 (US) 309,995 (CA)	97,087 128,913	(US) (CA)	–	181,465 240,949	(US) (CA)	–	–	7,049 9,360	(US) (CA)	519,066 689,217	(US) (CA)
	2015	228,439 (US) 276,251 (CA)	95,369 115,330	(US) (CA)	–	156,372 189,100	(US) (CA)	–	–	7,049 8,525	(US) (CA)	487,229 589,206	(US) (CA)
	2014	224,400 (US) 241,948 (CA)	93,329 100,627	(US) (CA)	–	140,579 151,573	(US) (CA)	–	–	7,049 7,601	(US) (CA)	465,357 501,749	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016, CA$1.2093 = US$1.00 for the financial year ended August 31, 2015 and CA$1.0782 = US$1.00 for the financial year ended August 31, 2014. The compensation information for UK resident has been converted from British Pounds to US dollars based upon an average foreign exchange rate of £0.6931 = US$1.00 for the financial year ended August 31, 2016, £0.6441 = US$1.00 for the financial year ended August 31, 2015 and £0.6055 = US$1.00 for the financial year ended August 31, 2014 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The grant date fair value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Grants of RSUs to NEOs are detailed under section "Compensation Discussion and Analysis – Long-Term Incentive Plan".

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:

Name	Paid during the Financial Year Ended August 31, 2016 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2017 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2016 (i) ($)
Germain Lamonde	‒ ‒	(US) (CA)	249,371 331,115	(US) (CA)	249,371 331,115	(US) (CA)
Philippe Morin	‒ ‒	(US) (CA)	107,388 142,589	(US) (CA)	107,388 142,589	(US) (CA)
Pierre Plamondon	‒ ‒	(US) (CA)	82,291 109,266	(US) (CA)	82,291 109,266	(US) (CA)
Jon Bradley	63,591 84,436 44,075	(US) (CA) (£)	59,428 78,908 41,189	(US) (CA) (£)	123,019 163,344 85,264	(US) (CA) (£)
Dana Yearian	98,141 130,312	(US) (CA)	83,324 110,637	(US) (CA)	181,465 240,949	(US) (CA)

        (i)  Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP and Mr. Bradley did not participate.

(6)
This amount represents the salary paid to Mr. Philippe Morin from November 9, 2015 to August 31, 2016 which is based on an annual salary of US$376,563 (CA$500,000) for the financial year ended August 31, 2016.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan" and "Compensation Discussion and Analysis – Short Term Incentive Compensation".

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2016, if any, including those granted before August 31, 2016.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised "in-the-money" Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	53,261	175,761	–
Philippe Morin	–	–	–	–	164,835	543,956	–
Pierre Plamondon	–	–	–	–	113,679	375,141	–
Jon Bradley	–	–	–	–	88,547	292,205	–
Dana Yearian	–	–	–	–	106,756	352,295	–

(1)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No stock options were exercised during the financial year ended August 31, 2016 by the NEOs having outstanding option-based awards of the Corporation.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2016, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2016, if any. In the financial year that ended August 31, 2016, all of the options granted to an NEO were exercisable.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	132,457	249,371
Philippe Morin	‒	107,388
Pierre Plamondon	64,581	82,291
Jon Bradley	51,214	123,019
Dana Yearian	61,406	181,465

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the noon buying rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2016 (as indicated under the "Summary Compensation Table").

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan" and "Compensation Discussion and Analysis – 401K plan". The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled "All other compensation" in the "Summary Compensation Table".

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation's Chief Operating Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin's employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Morin's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice-President, Finance and CFO. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Jon Bradley, the Corporation's Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Bradley's employment without cause, Mr. Bradley will be entitled to severance payments equal to twelve (12) months of his current base salary. In addition, in the event Mr. Bradley's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to two (2) months of his current rate of remuneration (base salary, SIP compensation and benefits) per year of service as a Vice-President of the Corporation but in no case exceeding eighteen (18) months of remuneration and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation's Vice-President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian's employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2016, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	1,748,061 2,292,850	(US) (5) (CA)	1,748,061 2,292,850	(US) (CA)	175,761 230,620	(US) (6) (CA)
Philippe Morin	496,315 651,026	(US) (CA)	925,170 1,213,736	(US) (CA)	–
Pierre Plamondon	419,202 549,926	(US) (CA)	836,459 1,097,294	(US) (CA)	–
Jon Bradley	306,092 401,544 233,035	(US) (CA) (£)	705,963 926,094 537,467	(US) (CA) (£)	–
Dana Yearian	411,503 539,821	(US) (CA)	974,690 1,278,586	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2016 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3116 = US$1.00 as of August 31, 2016. The aggregate amount for UK resident has been converted from British Pounds to US dollars based upon a foreign exchange rate of £0.7613 = US$1.00 as of August 31, 2016.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2016 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2016 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Annual Report; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a voluntary termination of employment have occurred on August 31, 2016 and includes: the total value of RSUs and options that would have vested. The amount for the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. The significant terms of the DSU Plan are described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

Annual Retainer for Directors (1)	CA$57,000	(2)	US$42,928	(3)
Annual Retainer for Lead Director	CA$8,000		US$6,025	(3)
Annual Retainer for Audit Committee Chairman	CA$8,000		US$6,025	(3)
Annual Retainer for Audit Committee Members	CA$4,000		US$3,013	(3)
Annual Retainer for Human Resources Committee Chairman	CA$6,000		US$4,519	(3)
Annual Retainer for Human Resources Committee Members	CA$3,000		US$2,259	(3)

(1)	All the Directors elected to receive 50% of their Annual Retainer for Directors in form of DSUs except Mr. Randy E. Tornes who elected to receive 100% of his Annual Retainer in form of DSUs.
(2)	The Annual Retainer for Mr. Pierre-Paul Allard and Mr. Randy E. Tornes is US$57,000 (CA$75,685).
(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016.

In the financial year ended August 31, 2016, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	62,272 82,684	(US) (CA)	–	–	–	–	–	62,272 82,684	(US) (CA)
François Côté	54,366 72,187	(US) (CA)	–	–	–	–	–	54,366 72,187	(US) (CA)
Darryl Edwards	50,318 66,813	(US) (CA)	–	–	–	–	–	50,318 66,813	(US) (CA)
Claude Séguin	51,212 68,000	(US) (CA)	–	–	–	–	–	51,212 68,000	(US) (CA)
Randy E. Tornes	62,272 82,685	(US) (CA)	–	–	–	–	–	62,272 82,685	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3278 = US$1.00 for the financial year ended August 31, 2016 except for compensation amounts paid to Mr. Pierre-Paul Allard and Mr. Randy E. Tornes which were paid in US dollars for the portion of their annual retainer for Directors. The fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard (ii)	28,500 37,842	(US) (CA)	33,772 44,842	(US) (CA)	62,272 82,684	(US) (CA)
François Côté (ii)	21,464 28,500	(US) (CA)	32,902 43,687	(US) (CA)	54,366 72,187	(US) (CA)
Darryl Edwards (ii)	21,464 28,500	(US) (CA)	28,854 38,313	(US) (CA)	50,318 66,813	(US) (CA)
Claude Séguin (ii)	21,464 28,500	(US) (CA)	29,748 39,500	(US) (CA)	51,212 68,000	(US) (CA)
Randy E. Tornes (iii)	57,000 75,685	(US) (CA)	5,272 7,000	(US) (CA)	62,272 82,685	(US) (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Bank of Canada on the grant date to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

(ii)	Elected to receive 50% of his Annual Retainer for Directors in form of DSUs.
(iii)	Elected to receive 100% of his Annual Retainer for Directors in form of DSUs.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2016, if any, including awards granted before August 31, 2016.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Pierre-Paul Allard	48,883	161,314	‒
François Côté	10,809	35,670	–
Darryl Edwards	28,217	93,116	–
Claude Séguin	21,755	71,792	–
Randy E. Tornes	49,463	163,228	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2016, which was US$3.30 (CA$4.33). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2016 using the noon buying rate of the Bank of Canada to convert either the NASDAQ National Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

No Director holds outstanding option-based awards of the Corporation as at August 31, 2016. On September 15, 2016, Mr. Marier converted his 653 DSUs into 653 Subordinate Voting Shares of the Corporation.

Exercised Share-Based Awards

In the financial year that ended August 31, 2016, none of the DSUs of Directors vested with the exception of Mr. Guy Marier, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board as at November 1, 2016:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Guy Marier (2)	653	1,955

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Marier ceased to be a member of the Board of Directors as of January 7, 2015.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2016, or that may be issued, under the Corporation's LTIP and Deferred Share Unit Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,551,555	n/a (1)	867,716
LTIP – Options	–	–
Deferred Share Unit Plan – DSUs	159,127	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

PERFORMANCE GRAPH

The line graph below compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2016. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2011. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the CEO and CFO are included in each period but the remaining three (3) named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Annual Reports and this Annual Report under the section "Summary Compensation Table".

The Corporation's Stock Performance
 (September 1, 2011 to August 31, 2016)

	August 31,
	2011	2012	2013	2014	2015	2016
EXFO Subordinate Voting Shares (CA$)	$100	$70	$70	$70	$59	$63
S&P/TSX Composite Index (CA$)	$100	$94	$100	$123	$109	$115
NEOs' total compensation (in millions of CA$)	$2.7	$2.5	$2.3	$2.6	$2.6	$4.1

The line graph on the previous page reflects that EXFO underperformed the S&P/TSX Composite Index during the last five (5) years ended August 31, 2016. Total shareholder return for the Corporation decreased markedly in 2012, remained stable in 2013 and 2014, slipped again in 2015 and slightly recovered in 2016. Total shareholder return for the Index increased in financial 2013, 2014 and 2016, while it declined in 2012 and 2015. In fact, the Corporation's share price followed the same trend as the Index in 2012, 2015 and 2016; in 2013 and 2014, the Corporation's share price remained stable while the Index increased.

The Corporation was negatively impacted by the debt crisis in Europe in 2012, uneven macro-economic conditions in recent years and lower telecom spending. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar and Euro in 2015 and 2016. The Index, meanwhile, suffered from the European financial crisis in 2012 and lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions from 2012 to 2014 and in 2016. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2012 and 2016, but not between 2013 and 2015. The following information should be considered when analyzing the chart:

•
The Corporation's share performance decreased from the financial year that began on September 1, 2011 to the financial year ended August 31, 2012. Total compensation received by the NEOs during this period was aligned with the decrease in the Corporation's share price.

•
Despite the relative stability of the Corporation's share price as at August 31, 2013 compared to the previous financial year, total compensation to the NEOs decreased. This decrease in NEOs compensation reflected financial results below expectations for financial 2013 and consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but total NEO compensation increased for that year. This rise in NEO compensation can be explained mainly by the progressive adjustment of the CEO's base salary, as he no longer received equity-based compensation, as well as adjustments to align executive compensation with the Target Compensation Positioning offered within a reference market of comparable companies similar in size to the Corporation. This was deemed necessary to maintain a competitive position within the marketplace and retain key executives.

•
The Corporation's share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs were remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

•
The Corporation's share performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation's share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which also contributed to the increase in total compensation received by the NEOs during this period.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors' Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled "Short Term Incentive Compensation." Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled "Long-Term Incentive Plan".

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation's share price will affect the planned value of NEOs' total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$103,000 from September 30, 2016 to September 30, 2017, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2016 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices ("NI 58‑101") and National Policy 58‑201—Effective Corporate Governance ("NP 58‑201" and, together with MI 52‑110, the "CSA Corporate Governance Standards"). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO's Corporate Governance Practices

In accordance with NI 58‑101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005, and are updating on a regular basis, a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors and amended it in order to comply with the TSX Rules in March 2016. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

We amended in January 2013 and in October 2014 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors' nominees and to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director Share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our "Corporate Governance Rules".

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2016 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission ("SEC"), which will be available on or before November 28, 2016 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:

(a)
one (1) copy of the Annual Report on Form 20-F of the Corporation filed with the SEC in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one (1) copy of the consolidated financial statements and the Auditors report thereon as well as the Management's discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year, included in the Annual Report on Form 20-F of the Corporation and one (1) copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one (1) copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation's Annual Report on Form 20-F for the year ended August 31, 2016. The consolidated audited annual financial statements, the report of the auditor and Management's discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or www.sec.gov/edgar.shtml in  the  U.S., and may be obtained free of charge from the Corporation upon request and will be available at  the  Meeting or on the Corporation website (www.EXFO.com) under the Investors Section.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November, 2016.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

EXHIBIT 11.7
CORPORATE GOVERNANCE PRACTICES

CSA Guidelines			EXFO's Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre-Paul Allard Mr. François Côté Mr. Darryl Edwards Mr. Claude Séguin Mr. Randy E. Tornes
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent: From September 1, 2015 to November 1, 2016, 5 out of 6.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	François Côté is presently a member of the board of directors of Lumenpulse Inc., a reporting issuer.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meetings as needed annually and any Director may request a meeting at any time. From September 1, 2015 and to November 1, 2016 five (5) meetings of independent Directors without Management occurred.
In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent Director. Since 2002, the Corporation has named an independent director to act as "Lead Director". Mr. Darryl Edwards has been acting as the independent "Lead Director" of the Corporation from January 2013 until January 2016 and Mr. François Côté has been acting as the independent "Lead Director" of the Corporation since January 2016.
The Lead Director is an outside and unrelated Director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of Management. The appointment of a Lead Director is part of the Corporation's ongoing commitment to good corporate governance. The Lead Director will namely:

		●	provide independent leadership to the Board of Directors;
		●	select topics to be included in the Board of Directors meetings;
		●	facilitate the functioning of the Board of Directors independently of the Corporation's Management;
		●	maintain and enhance the quality of the Corporation's corporate governance practices;
		●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
		●	recommend, where necessary, the holding of special meetings of the Board of Directors;
		●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
●
manage and investigate any report received through the Corporation website pursuant to the Corporation's Statement on reporting Ethical Violations, Ethics and Business Conduct Policy and Agent Code of Conduct; and

		●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The table below indicates the Directors' record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2016:
Director	Board Meetings Attended	Audit Committee Meetings Attended	Human Resources Committee Meetings Attended	Independent Directors Meetings Attended	Total Board and Committee Meetings Attendance Rate
Lamonde, Germain	4 of 4	n/a	n/a	n/a	100%
Allard, Pierre-Paul	3 of 4	3 of 4	3 of 4	3 of 4	75%
Côté, François	4 of 4	4 of 4	4 of 4	4 of 4	100%
Edwards, Darryl	4 of 4	3 of 4	3 of 4	3 of 4	81%
Séguin, Claude	4 of 4	4 of 4	4 of 4	4 of 4	100%
Tornes, Randy E.	3 of 4	4 of 4	4 of 4	3 of 4	88%
Attendance Rate:	92%	90%	90%	85%	89%

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.

The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com) to all employees and initially distributed to every new employees of the Corporation.

	(b)	Adoption of a strategic planning process.

The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by Management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with Management to identify the Corporation's principal risks and manages these risks through regular appraisal of Management's practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.

The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.

The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation's current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.

The Audit Committee has the responsibility to review the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation's external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.
The Board of Directors assumes direct responsibility for the monitoring of the Board of Director's corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors adopted the following policies to fully comply with these responsibilities, which are updated on a regular basis as required:

		Policy	Adopted	Amendments
		Audit Committee Charter*	March 2005	November 2011 (French version only) October 2014
		Board of Directors Corporate Governance Guidelines*	March 2005
		Code of Ethics for our Principal Executive Officer and Senior Financial Officers*	March 2005
		Disclosure Guidelines	March 2005	May 2005 August 2008
		Ethics and Business Conduct Policy*	March 2005	June 2013
		Human Resources Committee Charter*		September 2006 October 2012 January 2013 October 2014
		Securities and Trading Policy	March 2005
		Statement on Reporting Ethical Violations (Whistleblower Policy)*	March 2005	June 2013
		Policy Regarding Hiring Employees and Former Employees of Independent Auditors*	October 2006
		Best Practice Regarding the Granting Date of Stock Incentive Compensation	April 2007
		Guidelines Regarding the Filing and Disclosure of Material Contracts	October 2008
		Independent Committee Charter	June 2011
		Majority Voting Policy*	October 2011	March 2016
		Policy Regarding Conflict Minerals*	January 2013
		Agent Code of Conduct*	September 2013
		Director Share Ownership Policy*	September 2013
* Available on the Corporation's website (www.EXFO.com).

The Board of Directors adopted in October 2011 a Majority Voting Policy for the election of Directors and updated it in accordance with the TSX Rules in March 2016. In October 2012 in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures, the Board of Directors amended the Human Resources Committee Charter. The Board of Directors amended in January 2013 the Human Resources Committee Charter to include within the Human Resources Committee's mandate the responsibility to receive and discuss suggestions from shareholders for potential director's nominees. Also in January 2013, the Board of Directors adopted a Policy Regarding Conflict Minerals. In the course of formalizing its anti-corruption compliance program, the Board of Directors amended the Ethics and Business Conduct Policy and the Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and also adopted in September 2013 the Agent Code of Conduct. In September 2013, the Board of Directors integrated a governance best practice by adopting a Director Share Ownership Policy.

The Board of Directors amended in October 2014 the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on compensation committees along with an update on the nomination of Directors process and the Audit Committee Charter in order to harmonize its terminology with MI 52-110.

	(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

The Board of Directors is also responsible for the establishment and functioning of all of the Board of Directors' committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior Management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chair of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

				●	provide leadership to the Board of Directors or Committee;
				●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
				●	facilitate the functionary of the Board of Directors or Committee; and
				●	promote best practices and high standards of corporate governance.
(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of Management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors; and	The Human Resources Committee Charter foresees that the Human Resources Committee maintains an orientation program for new Directors.
		ii.	the nature and operation of the issuer's business.
Presentations and reports relating to the Corporation's business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior Management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In March 2013, the independent Directors of the Corporation attended a presentation on the Corruption of Foreign Public Officials Act given by PricewaterhouseCoopers LLP. In March 2014, the independent Directors of the Corporation attended a presentation on directors' fiduciary duty by Fasken Martineau DuMoulin LLP. In March 2015, the Directors of the Corporation attended a presentation on directors' fiduciary duty in a controlled environment and on Corporate Governance by Norton Rose Fulbright LLP. In October 2015 the Directors of the Corporation attended a presentation on the Corporation's Service Assurance products by the Vice-President Transport and Service Assurance Division of the Corporation. In 2016, the Directors of the Corporation attended an online training on the Corporation's business and orientation.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines, (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers, (iii) an Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2016 with respect to any conduct constituting a departure from our Code of Ethics.
(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Members of the Board of Directors should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a "Whistleblower Policy" where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell it is required.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.
More specifically, the Human Resources committee, which is comprised entirely of independent Directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate, the Human Resources Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Human Resources Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from Management, international experience, financial literacy, excellent communications skills and the ability to work well with the Board and the Corporation. The Human Resources Committee considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her obligations as a Board member.
The Human Resources Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. The Human Resources Committee also considers recommendations for director nominees submitted by the Corporation's shareholders, officers, Directors and senior Management.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five (5) members all of whom are independent Directors. The Chairman of the Human Resources Committee was Mr. Guy Marier until January 7, 2015. Since then, Mr. François Côté is the Chairman of the Human Resources Committee.
The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual Directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five (5) members all of who are independent Directors. The Chairman of the Human Resources Committee was Mr. Guy Marier until January 7, 2015. Since then, Mr. François Côté is the Chairman of the Human Resources Committee.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees that such committee shall:
●
review and approve on an annual basis with respect to the annual compensation of all senior officers which namely includes the assessment of risks associated with the compensation of such senior officers;

●
review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation's LTIP or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

			●	recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to Directors;
			●	make recommendations to the Board of Directors with respect to the Corporation's incentive compensation plans and equity-based plans.
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.		The Board of Directors has no other standing committee.

9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors' corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board of Directors' performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation the Board of Directors' responsibilities and functions and the performance of the Board of Directors' Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or independent Board of Directors members meeting.

10.

Director Term Limits and Other Mechanisms of Board Renewal –
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation does not have a policy that limits the term of the directors on its board. The Board has determined that the term limit of the director's mandate or the mandatory retirement age is not essential in part, because Board renewal has not been a challenge for the Corporation in recent years. Specifically, the average tenure of the current independent directors is low, at approximately four (4) years and a half (fifty-four (54) months). Historically, the average tenure of the independent directors that served on the Board of Directors since 2000 is nine (9) years and four (4) months. In addition, the Corporation seeks to avoid losing the services of a qualified director with experience and in-depth knowledge of the Corporation through the imposition of an arbitrary term limit but is of the opinion however that a balance between long‐term directors and new directors who bring a different experience and new ideas is essential.
The Human Resources Committee initiates a self-evaluation of the Board of Director's performance on an annual basis. This evaluation is an alternative mechanism for renewing the terms of the Directors serving on its Board of Directors. The annual review process of the overall efficiency of the Board of Directors and Committees as a whole and of Committee members and Directors on an individual basis, remains the best way of ensuring that the skills required are well represented within the Board of Directors.

11.	Policies Regarding the Representation of Women on the Board
	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation does not have any written policy regarding the identification and nomination of women directors as it did not deem it necessary and its focus is on the recruitment of candidates with the specific skills, personal qualities and experiences to add the highest value to the Board, rather than on the gender or other personal characteristics of particular candidates.

	(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:		The Corporation does not have a written policy.
		i.	a short summary of its objectives and key provisions,
		ii.	the measures taken to ensure that the policy has been effectively implemented,
		iii.	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
		iv.	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
12.

Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Human Resources Committee does not specifically consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. In the context of such process, it considers the then current Board composition and anticipated competencies required so as to add the highest value to the Board. See Heading 6 "Nomination of Directors" on page 125 of this Annual Report for a description of the process adhered to by the Corporation to select director candidates.

13.

Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Corporation is focused on finding executive talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation's strategy, objectives and goals without regard for the gender or other personal characteristics of particular candidates for executive officer positions.

14.	Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation does not have a target of women on the Board of Directors because it does not believe that any candidate for membership to the Board of Directors should be chosen nor excluded solely or largely because of gender or other personal characteristics. In selecting director nominee, the Corporation considers the skills, expertise and background that would complement the existing Board.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not adopted a target regarding women in executive officer positions of the Corporation. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:
		i.	the target, and
		ii.	the annual and cumulative progress of the issuer in achieving the target.
15.	Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.		Even though the Corporation did have a woman member of the Board in the past, currently, none of the Corporation's Board members are women (0%).
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.		Even though the Corporation did have women as executive officers in the past, currently, none of the Corporation's executive officers are women (0%).